AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1996

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  FORM 10  POST EFFECTIVE AMENDMENT No. 1


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934




                        SYSTEMS COMMUNICATIONS, INC.
-------------------------------------------------------------------------
(Exact name of Registrant as specified in its charter)

FLORIDA                                               65-0036344
--------------------------------------------------------------------------
(State or other jurisdiction of incorporation or organization)  (I.R.S.
Employer Identification No.)

2575 ULMERTON ROAD, SUITE 300, CLEARWATER, FLORIDA    34622
------------------------------------------------------------
(Address of principal executive offices)          (ZIP Code)


Registrant's telephone number, including area code      813-571-1185
-------------------------------------------------------------------------


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                 Name of each exchange on which
      to be so registered                 each class is to be registered

---------------------------             --------------------------------

---------------------------             --------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                        COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------
                                (Title of class)


-------------------------------------------------------------------------
                                (Title of class)







<PAGE 2>
                          SYSTEMS COMMUNICATIONS, INC.

Item 1.  BUSINESS.

Systems Communications, Inc. ("SCI"), a Florida corporation organized in 1987, is a holding company which is principally engaged, through subsidiaries, in the businesses of healthcare management and telecommunication services.

The Company's principal strategic objective is to assist large self-insurers to improve the management and administration of their healthcare benefit plans by reducing costs and improving care through the use of sophisticated healthcare information systems that access substantial healthcare data bases. Similarly, the Company's telecommunications unit provides assistance to municipalities, institutions and commercial users of telephone and utility services by conducting cost control audits designed to reduce and prevent errors in telephone and utility billings and operates as a switchless reseller of long distance services and as a reseller of operator services and Pay-Per-View television products, principally to the hospitality industry.

SCI underwent several corporate name changes from inception until 1991 and, at various times, was a merchandiser of optical products and a developer of residential homes. SCI was inactive from 1991 to August 1994. SCI commenced it's telecommunications operations in August, 1994 when it acquired Ameristar Telecommunications, Inc. ("ATI"), an Illinois corporation, and Coast Communications, Inc. ("CCI"), an Arizona corporation. It increased it's commitment to this business line with the acquisitions of LCI Communications, Inc. ("LCI") and Comstar Network Services, Inc. ("Comstar"), both Florida corporations, in June 1995 and Telecom Network, Inc. ("Telecom" or "TNI"), a Delaware corporation, in July 1995. After the acquisition of Telecom, the operations of Telecom, LCI and Comstar were combined. SCI commenced its health care management services business when it acquired National Solutions Corporation ("NSC"), a Pennsylvania corporation, in October, 1995. This business was recently augmented with the acquisition of Health Management Technologies ("HMT"), a California corporation, in March 1996.

The amounts and types of consideration provided by the Company for each of these acquisitions are described in Note 4 to the consolidated financial statements included herein.

In May 1996, the Company gave notice to the former shareholders of CCI of it's intent to rescind the purchase transaction. The rescission of the Company's investment in CCI did not have a material affect on the financial position or results of operations of the Company.

SCI and these subsidiaries are hereinafter collectively referred to as the "Company."

FINANCIAL INFORMATION

The Company's operations are classified into two industry segments: healthcare cost management and cost containment products and services ("Healthcare") and telecommunications products and services
("Telecommunications").

Fiscal 1995. Net revenues, operating loss and identifiable assets attributable to the Healthcare segment for 1995 (the first partial year in which this segment has been engaged in business) were, respectively, $91,106; $(363,857); and $15,575,741. Net revenues, operating loss and identifiable assets attributable to the Telecommunications segment for 1995 were, respectively, $2,893,778; $(3,690,064); and $2,709,226. See
Note 15 to the Notes To Consolidated Financial Statements for additional segment information. Current liabilities at December 31, 1995 were $5,417,864 (of which $1,579,395 represented related party indebtedness) and current assets were $4,156,868.

First Half 1996. Net revenues, operating loss and identifiable assets attributable to the Healthcare segment for the first half of 1996 ending June 30 were, respectively, $709,863; $(1,649,732); and $18,561,826. Net revenues, operating loss and identifiable assets attributable to the Telecommunications segment for the first half of 1996 ending June 30 were, respectively, $1,268,477; (670,052); and 2,173,860. Current liabilities at June 30, 1996 were $6,755,998 (of which $1,619,750 represented related party indebtedness) and current assets were $3,455,568.

The Company has been involved in an active acquisition program for the past two years and management has devoted considerable time and effort in implementing this program. Management believes it has largely been successful in acquiring healthcare businesses which are believed to have significant potential. In particular, it is encouraged by the prospects for its NSC business in light of the exclusive rights to its sophisticated, healthcare management information software technology and benefit plan data bases; and, for its HMT business in light of recent market acceptance of its New PC based RETURN(R) for Managed Care software product. Mutual of Omaha, New York Life, University of Michigan Hospital and John Hopkins University have all signed contracts in the third quarter of 1996 for HMT's new managed care software product. Chrysler and Ford have also executed contract extensions for NSC's healthcare management products.
As of December 31, 1995, the telecommunications business was part of the Company for less than sixteen months and the healthcare business less than three months. During this short and expansionary operating history, large operating losses have been incurred which management is striving to reverse.

At the time the Company acquired its various businesses, particularly NSC and Telecom, it anticipated that such businesses would generate higher revenues and operating income than those which have been achieved to date. The principal reasons for the shortfall from original expectations are higher than expected costs to fully complete the commercialization, marketing and sale of NSC's healthcare management decision software technology and delays in implementing NSC's strategic initiatives in the areas of marketing, sales, operations and new product development, principally due to constraints on the part of the Company to fund those collective efforts. Similarly, the future development of new healthcare management products and enhancements of existing products by HMT is limited by constraints on the ability of the Company to fund those efforts

With respect to the telecommunications segment, revenues and profits were severely impacted by the failure of GE Capital Communications Services Corporation ("GECCS") and News Enterprises Wholesale Services Limited Partnership ("News", a wholly-owned subsidiary of GECCS) which, together, supplied telecommunication products to Telecom for resale to residential and business customers. The Company has spent over a year and has borne the cost of a binding arbitration proceeding with GECCS and News as more fully described herein. The actions of GECCS and News halted TNI's marketing plans and the receipt of revenues due to TNI (pending resolution of the arbitration). Constraints on the ability of the Company to fund new business opportunities available to ATI, principally in Mexico, have also contributed to the lower than expected performance of that business. The Company has recently obtained a $250,000 financing commitment for ATI's pay-per-view (PPV) equipment needs for the first phase of its entrance into the Mexican hospitality market. ATI has executed contracts with 10 resort properties for installation of its PPV product in Mexico. The Company anticipates such properties to be in service in the fourth quarter of 1996. While initial financing arrangements are in place, additional financing will be required to fully implement the strategic initiatives of ATI.

The Company currently believes that it will require approximately $4-6 million, including obligations associated with its various business acquisitions, to further expand the commercialization and marketing of NSC's healthcare information systems technology and further develop and enhance HMT's PC based software products for managed care and occupational health. Additionally, the Company will require financing, over the amount arranged to date, to fully implement ATI's strategic initiatives in Mexico and in other foreign countries. The present financing source for ATI's initiatives in Mexico has indicated its willingness to provide additional financing subject to initial operating results achieved by ATI from its entry into Mexico. Presently, the Company does not intend to utilize resources to fund the switchless long-distance resale operations of Telecom and is pursuing other available alternatives regarding that business. The Company, however, has been successful in expanding the business base of Telecom's utility audit division and currently expects to support those efforts.

The Company is pursuing numerous avenues to finance its businesses and is currently in discussion with various institutional investors and lenders and potential strategic alliance healthcare related business partners.
These discussions may result in financing to implement the strategic and operational plans of the Company and its subsidiaries, but there is no assurance that any financing commitments will be obtained (See "Management's Discussion and Analysis of Financial Condition and Results of Operations"). If the Company is unable to obtain additional financing, it may not be able to carry-out its strategic and business objectives in which case the viability of the company would be in doubt. In such event, the Company would be required to divest assets or businesses or seek other alternatives in order to maintain operations.

The future success of the Company is dependent upon numerous factors, the most significant of which are: (i) successful completion of its healthcare information systems development efforts and the commercialization and marketing of that technology to others; (ii) the ability of the Company to successfully implement a marketing and distribution system for its existing and new healthcare management products; (iii) the ability of the Company to generate profitable operations from its pay-per-view and telecommunications related businesses; and (iv) the ability of the Company to raise additional equity or debt capital until such time as it achieves profitable operations.(See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

As discussed elsewhere herein, the Company is encouraged by the prospects of its healthcare management subsidiaries and believes they will make the Company profitable in the future if the Company can invest sufficient funds in them. These funds are required to fully implement marketing, operational and new product development plans, and to provide working capital until such time as these subsidiaries generate adequate cash flows from operations.

In connection with certain of its business acquisitions, the Company is obligated, over the next two years, to provide or arrange working capital and equipment financing transactions to provide funds totaling approximately $2.7 million for the use of acquired companies. While the Company believes it will be able to arrange such financing in one or more debt or equity financing transactions there is no assurance that it will be able to do so, in which case the acquired companies could seek to enforce such financing commitments. In that event, it is uncertain whether or not the Company would be able to fulfill such financing commitments in which case the Company the would be required to seek other available alternatives.

Additionally, as discussed in Note 14 to the Consolidated Financial Statements, included elsewhere herein, the Company has been notified by the Michigan Department of Commerce, Securities Bureau, that it has offered and sold securities in the State of Michigan without an exemption
from registration under the Michigan Uniform   Securities Act. As part of
the proposed consent order from the State of Michigan, the Company is expected to be required to offer a right of rescission to Michigan purchasers of its securities. Enforcement sanctions relative to the sale of unregistered, non-exempt securities may also include fines and restrictions on the Company's ability to sell securities in Michigan. As of June 30, 1996, the Company estimates its maximum potential exposure as a result of the proposed rescission offer in the State of Michigan to be approximately $827,000, including interest of approximately $38,000. The number of shares subject to rescission in the State of Michigan is approximately 242,000. The Company is seeking a change to the proposed Michigan order which would postpone any required rescission until after the Michigan purchases have been afforded an opportunity to resell their shares pursuant to registration under the Securities Act of 1933. It is unlikely that the Company would be able to complete a rescission offer in Michigan without additional financing commitments.

Purchasers of the Company's securities in other states may have rescission rights in the event it is determined that the Company has failed to meet the requirements of an exemption from registration or qualification in any such state. At the date of this registration statement, the Company has not completed its evaluation of compliance with exemptions in other states In the event all purchasers are determined to have rescission rights, the Company's total exposure would be $4 to $6 million, including Michigan purchasers.

HEALTHCARE MANAGEMENT SERVICES

SCI's healthcare management services division consists of NSC and HMT.

The principal business of NSC is (i) to enhance, for commercial use, healthcare management information software technology acquired from the U.S. Government pursuant to the Federal Technology Transfer Act of 1986, as amended, and (ii) sell the benefits from the use of that technology to large, self-insured companies and other healthcare plan administrators. NSC's software technology is designed to identify unnecessary costs and manage healthcare benefits. NSC anticipates using its computer software and data bases to assist these companies and administrators to improve the management and administration of their healthcare benefit plans in connection with their efforts to control and manage healthcare costs.
The revenues of NSC to date have been derived from the analysis of healthcare claims that have previously been paid by large self-insured customers such as Chrysler Corporation. NSC processes these claims using its healthcare management decision software technology and data bases and subcontracts part of the medical coding process to Health Management Services ("HMS"). The agreement with HMS calls for a portion of revenues derived by NSC, which typically range from 25% to 30% of recovered claims, to be paid to HMS. HMS's portion of revenues derived by NSC typically ranges from 50% - 60%. NSC contemplates that its software capabilities will ultimately allow it to minimize or eliminate the use of subcontractors, such as HMS.

HMT develops and markets PC software products and services for managing cases of Workers' Compensation and other work absences in order to facilitate return to work and monitoring general employee health.
The software products and systems provide not only data collection and processing but represent work-in-progress tools applied to information management and decision support. Costs are controlled by reducing case severity and frequency, using the software as a tool to coordinate and manage cases, document and monitor care delivery, produce mandated reports, monitor medical service utilization and costs, communicate with providers and other case participants and to analyze case outcomes. The goal is to achieve a significant reduction in both the human and financial toll of work place accidents.

The revenues of NSC from the date of acquisition to December 31, 1995 and for the six months ended June 30, 1996 were $91,106 and $244,703, respectively. The revenues of HMT for the period from the date of acquisition to June 30, 1996 were $465,160.

Both NSC and HMT have recently announced the release of new and enhanced healthcare management products. Continuum(R), released by NSC, is a product enhancement to its present medical analysis support and episodic treatment system (the "Medical Support Analysis System"). The CONTINUUM(R) enhancement builds a continuum of illness for each patient beginning with the first illness-related diagnosis and continues until the illness is cured or the patient expires. CONTINUUM(R) groups diagnosis and treatment data on the patient by the seventeen categories of illnesses established by the AMA.

The recently released RETURN(R) for Managed Care by HMT is closely related to its RETURN(R) for Occupational Health. Both are upstream data collection, documentation and analysis tools targeted to their specific markets for the purpose of managing Workers' Compensation, Short and Long Term Disability and other group health costs. RETURN(R) for Occupational Health is PC software designed for employers and medical providers to document employee health issues related to Workers' Compensation and other medical claims, monitor health status in context with regulatory requirements to analyze the data, all leading to identify and preventing new injuries or illness, thereby creating cost savings for employers. RETURN(R) for Managed Care is PC software for insurers, Third Party administrators, HMO's and healthcare management companies who cut health costs on behalf of employers by applying managed care methodologies to cases in order to keep the cases on course while using the software to guide decisions and document the process.

Licenses and Agreements.
On June 2, 1994, NSC entered into a joint research and development agreement with the U.S. Department of the Army to develop and commercialize a statistical data base and related software to be used by the uniformed services to reduce the costs associated with their healthcare benefits--the Civilian Health and Medical Program for the Uniformed Services ("CHAMPUS"). Under the agreement, NSC has an irrevocable, perpetual license to use the data base and software in the area of health and medical plan benefits for self-insured companies and U.S. and foreign governmental entities. NSC's rights are exclusive for three years. The joint research and development agreement for the license of NCS's acquired software expires on June 1, 1997 at which time the agreement can be extended, on an exclusive basis, upon mutual consent of the parties. Unless the agreement is extended by the mutual consent of the parties, the license to use the software technology will convert to a non-exclusive, perpetual license.

The software system was developed by the Army, Navy and Air Force (the "Tri-Services") at a cost of over twenty million dollars, and has reduced the costs related to providing healthcare for retirees and dependents of men and women serving in the uniformed services. The CHAMPUS data base covers over 18 million individuals. This technology has been enhanced and incorporated into NSC's technology base. The analytical measurements, profiling and other decision-making tools have been incorporated into NSC's software and data bases, increasing the comprehensive analysis and decision-making capabilities of NSC's current technology.

On March 9, 1995, HMT entered into an agreement with Medicode, Inc. which is engaged in the business of developing, licensing, and publishing data and computer software relating to the medical services industry. The agreement with Medicode gives HMT the right to resell Medicodes' standard medical coding which is used in connection with HMT's RETURN(R) products. This is a value-added product addition to HMT's product line which enables HMT to provide medical coding services to its customers along with its RETURN(R) products. Medicode is not currently involved nor is it contemplated that Medicode will become involved in the development of HMT's software technology.

Services and Products. Utilizing its commercially enhanced software, NSC has the ability to analyze companies' medical claims by (i) comparing these claims against its CHAMPUS data base of medical claims, and (ii) identifying which claims were paid or billed inappropriately. NSC provides support and assistance to pursue recovery from the responsible parties, and has the ability to process the data on an ongoing basis within three weeks after claim adjudication. On a prospective basis, by using the NSC data base of enrollment, coordination of benefits, and claims information prior to the time of payment, companies have the opportunity to intervene and avoid making erroneous payments. From its analysis of a company's claims payments, NSC is able to generate reports which evaluate the company's entire system for delivering healthcare benefits to the plans' beneficiaries.

NSC has developed a master data base containing the healthcare program activities of its clients. By monitoring and updating companies' claims, NSC is continuously expanding the range of information concerning healthcare benefit plans in its master data base.

HMT's RETURN software program documents, monitors and analyzes clinic visits, work status, case costs, and medical utilization in workers' compensation cases. The RETURN(R) software products sold by HMT were developed by HMT.

Market.
  The market for NSC's services include large corporations that self-insure, such as those in the automobile industry, that have relied on third-party administrators to manage their healthcare benefits program. Most large corporations' healthcare claims usually go directly to third-party administrators where they are validated and paid by the third-party administrators with the corporations' funds. Given the volume of claims, it is difficult for the companies' own qualified healthcare specialists to monitor unnecessary healthcare benefits costs.

  The Company has also targeted healthcare programs administered by state and municipal governments and certain foreign governments. Although no contracts have as yet been entered into, the Company has had exploratory discussions with several states and two foreign governments and believes that these and other governments have cost-control needs for their healthcare programs at least comparable to those of the large corporations which self-insure.

  The market for HMT's services include large corporations that self-insure, managed care organizations, hospital organizations, and occupational health programs.

Customers.
  NSC entered into a service agreement with Chrysler Corporation in 1993 which accounted for a majority of NSC's 1995 revenues. Since that time, NSC has entered into service agreements with Ford Motor Company, GTE Service Corporation, and Philadelphia American Life Insurance Company. As compensation for its services, NSC receives a percentage of the savings which it obtains for its customers.

As described above, NSC pays a portion of the revenues it receives from customers to certain subcontractors in return for medical coding services.

HMT has over 300 clients which include insurance companies, governmental agencies, third-party administrators, self-administered self-insureds, consulting firms and businesses. Among these are Levi Strauss & Co., the Coca Cola Company, Nabisco, Inc., Blue Cross of California, and Rush-Presbyterian St. Luke's Hospital in Chicago, IL. The program assists employers in maximizing the benefit of using a well-defined information system to reduce overall claim costs and understand the nature of healthcare costs in the organization.

Competition.
  Third-party administrators such as Cigna and Blue Cross Blue Shield currently are the competition for NSC's approach to control healthcare costs of large self-insurers. These third-party administrators have substantially greater financial resources than the Company but management believes none of these competitors have the advanced software technology and data base capabilities of NSC.

HMT's competitors include companies that produce clinical knowledge software and data base products enabling healthcare providers to manage the financial risk associated with the delivery of healthcare services.

HMT's principal competitors include Line Case Management Services, Conway Computer, IMA Technologies, Pyramid W/C Claims and Care Ware Systems, Inc. Because RETURN(R) can be used across various industries, competition varies by market segment. The Company believes its RETURN(R) products are superior to those of its competitors as the RETURN(R) products offer systems that can integrate data across the data and information continuum.

Employees.
As of May 1, 1996, NSC had 9 employees and HMT had 18 employees.

TELECOMMUNICATIONS SERVICES
The major companies in SCI's Telecommunications Services division include Telecom Network, Inc. ("Telecom") and Ameristar Telecommunications, Inc. ("ATI").

Telecom provides assistance to municipalities, institutions and commercial users of telephone and utility services by conducting cost control audits designed to reduce and prevent errors in telephone and utility billings. Utilizing experienced utility bill auditors, the audit team analyzes local utility and phone billings and applies for refunds if applicable. The audit team is familiar with the methods used by utility and telecommunication companies to arrive at the rates and charges a business pays. The team utilizes this information to verify that payments are correct and to identify charges that will reduce future costs. Because most state laws now mandate a full refund on documented claims plus 12% interest, the size of the client refund can be substantial.

Telecom's audit services are provided on a contingency basis with respect to retroactive analysis savings. If billing errors are found, the audit firm will negotiate with the utility or telephone company to obtain a refund or credit for the client. The audit firm (subcontractor) provides the manpower and audit methodology to identify erroneous utility and telephone charges made to TNI's customers by the service provider. Typically, the customer receives 50%-60% of recovered monies and TNI and the audit firm, each, receive 20% - 25% of recovered monies. The Company typically receives, after subcontractor costs, an amount approximating one-quarter of the recovery rate. The recovery rate generally amounts to 3% of total auditable billings. In addition, the Company's utility and telephone billing audit contracts typically provide that TNI will receive 50% of the forward savings (identified at the time of the
audit) for a period of two years.   In 1995, Telecom was awarded contracts to
perform audits on $185 million of utility billings. In the first half of 1996, Telecom has been awarded contracts for approximately $130 million of utility billings. It's major customers are the City of Tampa, Florida, The University of Florida and Florida State University, AAA Corporate Headquarters, located in Lake Mary, Florida, St. Johns County, Florida and Goodings Supermarkets.

The contracts awarded to TNI in 1995 and 1996 are in the performance stage and have not yet generated any significant amounts of revenue. These contract awards are expected to generate revenues as the audits are completed and amounts are recovered from the service provider. The backlog, as discussed above, is over $300 million in auditable amounts.

Telecom has also operated as a switchless reseller of long distance services. As a reseller of long-distance telephone and other telecommunications services, TNI contracts with other long distance companies and providers of telecommunications services, including GECCS and News, in a subcontract marketing capacity. TNI markets these products and services to residential and small business customers via sales distribution relationships in return for a percentage of the billed and collected revenues of its customers. While Telcom has the ability to continue this business, its revenues and operations have been severely and adversely affected by a dispute with GECCS and News (See "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"). This dispute is subject to an arbitration proceeding, based on the latest information available to the Company, it expects the arbitration panel to render its decision by the end of September 1996.

ATI sells Operator Service Provider ("OSP") and Pay-Per-View ("PPV") programs to small and medium sized hotels and motels, currently in 20 states in the U.S. PPV is a product in high demand for small to mid-sized hotel and motel properties but approximately 90% of the hotels and motels in this category do not provide this amenity because of the capital cost involved. To address this need, ATI provides the PPV equipment and installation cost free to hotel/motel operators in return for five to ten year contracts designating ATI as the telecommunications provider for the hotel/motel room phones and the hotel/motel pay phones. ATI receives approximately 90% of the PPV revenue and 40% of the phone billings of the customers during the contract term.

Licenses and Agreements.

ATI has negotiated contract agreements with Inter-Exchange Carriers ("IXC's") and Operator Service Provider ("OSP") companies. These ATI provider agreements, negotiated on behalf of ATI's network of customers and agents, allow special pricing and value-added services otherwise unavailable to the individual company or concern. This focus allows ATI to provide telecommunication benefits to small and medium sized hotels, eliminating competitive advantages previously extended only to large corporations. Over 15 IXC and OSP companies are under contract with ATI. Management believes these OSP and PPV products are exportable to small and medium hotels in certain foreign countries and has over 3,000 rooms under contract in Mexico.

Market.

As of June 30, 1996, ATI had approximately 4,900 rooms under contract and in service for its bundled OSP/PPV product. These contracts for PPV and OSP services eliminate the customer retention problems associated with many telecommunications packages. ATI has targeted major Mexican resorts as a potential for its OSP/PPV products.

Competition.

The principal competition for the business of hotel and motel properties in the United States in the OSP/PPV area are large, satellite oriented companies such as Spectradine Corp. that principally market to the larger hotel chains. ATI perceives its niche to be the small to mid-size hotel properties which have less than 200 rooms. ATI believes it has a competitive advantage over the larger satellite-serviced hotels because these hotels provide movies only at a specific time whereas ATI's product consists of a bank of first release VCR movies that are directly accessible at any time by telephone.

Employees.

As of May 1, 1996, Telecom had 16 employees and ATI had 5 employees.

Item 2.  FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA
Set forth below is selected financial data for the last three fiscal years and the first half of 1996. In 1992 and 1991, the Company had no operations or assets and was dormant.

                              Six Months        Year Ended December 31,
                                Ended       ----------------------------------
                               June 30,
                                1996            1995         1994       1993
                               ------          ------        -----      -----
Net Revenues:               $ 1,978,340     $2,984,884     $807,669    996,118
Income (loss) from operations(3,854,124)    (5,980,730)    (126,581)   336,707
Net income(loss)             (2,689,833)    (5,808,025)    (129,002)   338,909
Earnings (loss) per share          (.34)         (1.81)        (.10)       .41
Current Assets                3,455,568      4,156,868      442,069    492,216
Current Liabilities           6,755,995      5,417,864(1)   652,107     13,335
Total Assets                 23,082,284     21,545,654      780,222    578,549
Long-term Liabilities(2)      3,398,892      1,326,022       77,750    553,750

(1)  Includes $1,619,750 in 1996 and $1,579,395 in 1995 of related party indebtedness.

(2) Includes long-term portion of notes and debentures payable; obligations under capital leases; and deferred compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth certain information derived from the Consolidated Financial Statements of the Company for each of the three years in the period ended December 31, 1995, and for the six months ended June 30, 1996 and 1995. The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto, appearing elsewhere herein.

                                                                Six Months Ended
                                  Year Ended December 31,               June 30,
                                 ----------------------------   --------------------
                                 1995         1994       1993       1996       1995
                                 ----         ----       ----       ----       ----
Net Revenues:
Healthcare                       91,106       --         --      $709,863       --
Telecommunications            2,893,778    807,669    996,188   1,268,477    307,724
                              ---------    -------    -------   ---------    -------
                              2,984,884    807,669    996,188   1,978,340    307,724

Cost of healthcare revenues      45,553       --         --       155,722       --
Cost of telecommunication
  revenues                    2,014,460    134,607      1,221     853,064     56,077
Selling and administrative
  expenses                    3,687,495    727,269    644,513   4,963,198     59,192
Goodwill write-down           2,758,779       --          --         --         --
Depreciation and amortization   459,327     72,374     13,747     660,480     33,110
Income (loss) from operations(5,980,730)  (126,581)   336,707  (3,854,124)  (372,655)

As more fully discussed below and elsewhere herein, the operating results of acquired businesses are well below those which were anticipated at the time of the respective acquisitions. The business of TNI has been severely damaged by GECCS and News; the revenues of NSC are less than those which were anticipated at the time of the acquisition; and, NSC's costs to fully complete the commercialization, marketing, and sale of its healthcare information system software technology are higher than those originally expected. These factors, combined, have strained the financial resources of the Company. For further discussion of the impact of these events and uncertainties on future operations and the Company's financial position, See "Liquidity and Capital Resources".

Operations of Business Acquired

In 1995, the Company acquired various businesses, the most significant of which were Telecom, acquired July 1995, and NSC, acquired October 1995; and, in March 1996, the Company acquired HMT.

The net assets of Telecom, NSC and HMT, at historical cost, as of the respective dates of their acquisition by the Company are summarized as follows:


                                 Telecom          NSC         HMT
                                  ------          ---         ---
Current assets                $ 1,701,519     $ 526,975    $ 360,230
Long-term assets                   58,369        41,494      167,234
Total assets                    1,759,888       568,469      527,464
Current liabilities             1,708,793     2,245,258      607,108
Long-term liabilities               6,301         2,902            0
Total liabilities               1,715,094     2,248,160      607,108
Stockholders' equity               44,794    (1,679,691)     (79,644)
Total liabilities and
 Stockholders equity            1,759,888       568,469      527,464


The Company's consolidated operating results for the year ended December 31, 1995 and the six months ended June 31, 1996 include the results of operations of businesses acquired from their respective dates of acquisition, as follows:

                                     Year Ended       Six Months Ended
                                  December 31,1995     June 30, 1996
                                  ---------------      --------------
Net revenues:
Healthcare                            $   91,106       $  709,863
Telecommunications                     2,373,491        1,024,231
                                       ---------        ---------
                                       2,464,597        1,734,094
Cost of healthcare revenues               45,553          155,722
Cost of telecommunication revenues     1,838,082          844,990
Selling and administrative expenses      978,310        2,439,286
Goodwill write-down .                  2,758,779             --
Depreciation and amortization            330,352          534,638
Loss from operations ..                3,486,478        2,240,542

The net revenues and loss from operations of Telecom for the period from the date of acquisition (July 7, 1995) to December 31, 1995 were $2,373,475 and $3,102,472, (including the goodwill write-down of $2,758,779), respectively, and $1,024,231 and $590,811, respectively, for the six months ended June 30,1996. Telecom's operating results for the period subsequent to the date of acquisition were adversely affected by (i) the failure of GE Capital Communications Services Corporation ("GECCS") and News Enterprise Wholesale Services Limited Partnership ("News") to, among other things, provision customer accounts for telecommunications products offered by GECCS/News and sold by Telecom pursuant to a contractual agreement among Telecom, GECCS and News, (ii) the cancellation of Telecom customers by GECCS and News, (iii) the failure of GECCS/News to properly bill and collect revenues due to Telecom and
(iv) a diminution of Telecom's marketing and distribution organization as a result of such failures and other actions taken by GECCS and News. See "Legal Proceedings" and Note 14 to the Consolidated Financial Statements, included elsewhere herein. The diminution in Telecom's marketing and distribution organization that occurred as a result of such failures and other actions taken by GECCS and News, together with limitations on the ability of the Company to provide additional working capital to Telecom, continues to adversely affect Telecom's operations.


The net revenues and loss from operations of NSC for the period from the date of acquisition (October 27, 1995) to December 31, 1995 were $91,106 and $367,386, respectively, and $244,703 and $1,525,234, respectively, for the six months ended June 30, 1996. Negatively impacting NSC's operating results during these periods were lower than expected revenues from retroactive healthcare claims analysis and recovery services, the cost of software development activities and costs related to sales and marketing of NSC's healthcare decision management products.


The net revenues and loss from operations of HMT for the period from the date of acquisition (March 12, 1996) to June 30, 1996 were $465,160 and $124,498 respectively. The loss from operations principally reflects costs related to the enhancement of existing products and development of new products.


NET REVENUES

The increase in net revenues from 1994 to 1995 and in the first half of 1996 versus 1995 includes the net revenues of businesses acquired ($2,464,597 for the year ended December 31, 1995 and $1,734,094 for the six months ended June 30, 1996) and a reduction in pay telephone revenues due to management's decision to target the OSP and PPV hospitality market, which reduction has not been fully offset by the growth in PPV and OSP revenues. The decrease in 1994 net revenues as compared to 1993 also reflects the decision by the Company to reduce its commitment to the pay phone industry.

COST OF HEALTHCARE REVENUES

The changes in the cost of healthcare revenues from period to period are the result of acquisitions of businesses. See "Operations of Businesses Acquired".

COST OF TELECOMMUNICATION REVENUES

The relationship of the cost of telecommunications revenues to net telecommunications revenues changed dramatically in 1995 as compared to 1994. This change was principally due to the acquisition of Telecom and the inclusion of the cost of long distance services provided to Telecom's customers in the cost of telecommunications revenues. In 1995, the Company also made a provision of $145,776 to reduce the value of obsolete PPV equipment to net realizable value. Prior to 1995, the cost of telecommunication revenues principally reflected the cost of PPV installation, only. Similarly, the increase in the cost of telecommunications revenues in the first half of 1996 versus 1995 is principally the result of businesses acquired.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased by $2,960,226 in 1995 over 1994. Of this amount, $978,310 was due to businesses acquired during the year, including costs incurred in connection with the arbitration proceeding with GECCS/News. The remaining increase principally reflects higher corporate expenses for personnel, office space and information systems for expanded operations and legal, professional and consulting costs incurred in connection with the Company's acquisition activities and includes $793,373 from the issuance of stock and common stock purchase warrants for services rendered and in consideration for extension of related party indebtedness. Similarly, the increase in the first quarter of 1996 versus 1995 is due to businesses acquired and higher corporate expenses.

GOODWILL WRITE-DOWN

At December 31, 1995, the Company recognized a charge to income of $2,758,779 to write off, with no associated income tax benefit, all of the goodwill related to its acquisition of TNI. This write-off reflects the Company's belief that the business of TNI has been severely damaged as a result of actions taken by GECCS and News which actions included, among other things, i) the failure of GECCS/News to provision customer accounts for telecommunications products and services offered by GECCS/News and sold by TNI pursuant to a contractual agreement among TNI, GECCS and News, (ii) the cancellation of TNI customers by GECCS/News and (iii) the failure of GECCS/News to properly bill and collect revenues due to TNI. As further discussed in Note 14 to the Consolidated Financial Statements, included elsewhere herein, the Company is the claimant in a binding arbitration proceeding against GECCS/News seeking damages of approximately $5 million arising from such actions. The accompanying consolidated financial statements do not give effect to amounts, if any, that may be realized by the Company from such proceedings. Amounts realized, if any, will be recognized in income when determinable. Based on the latest information available to the Company, it expects the arbitration panel to render its decision by the end of September 1996.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased in 1995 over 1994 and in the first half of 1996 versus 1995 principally due to the amortization of intangibles and goodwill arising from business acquisitions and a higher investment in furniture and equipment. The increase from 1993 to 1994 principally reflects a higher investment in furniture and equipment.

INTEREST EXPENSE

Interest expense was $84,110, $2,421 and $-0- in 1995, 1994 and 1993, respectively, and $164,166 in the first half of 1996. The increases from period-to-period in interest expense are principally due to higher levels of borrowings outstanding, principally from related parties, and interest accrued on common stock subject to rescission.

INCOME TAXES

For information concerning the deferred income tax benefit recorded in 1995, as well as information regarding deferred income tax assets and liabilities as of December 31, 1995 and the Company's effective tax rate, see Note 10 to the Consolidated Financial Statements. In the first half of 1996, the Company recorded a deferred income tax benefit of $1,317,000 attributable primarily to the operating loss for the quarter.

LIQUIDITY AND CAPITAL RESOURCES

The principal factors having a negative impact on the Company's liquidity during fiscal 1995 were cash used in operations of approximately $1.8 million (see the Consolidated Statements of Cash Flows), acquisitions of businesses which required approximately $1.4 million in cash and other investing activities of approximately $250,000. The positive impacts on liquidity during the fiscal year were the proceeds of approximately $4.1 million from the issuance of common stock and borrowings, principally from related parties, net of repayments, of approximately $210,000.

The principal factors having a negative impact on the Company's liquidity in the first half of 1996 were cash used in operations of approximately $2.5 million (see the Consolidated Statements of Cash Flows),capital expenditures of approximately $450,000, and debt repayments, of approximately $227,000. The positive impacts on liquidity in the first half of 1996 were the proceeds of approximately $1.8 million from the issuance of common stock and proceeds from related party notes and debentures of approximately $550,000.

The Company anticipates that it will continue to consume cash in its business operations until such time as it is able to arrange financing (i) to expand the commercialization and marketing of NSC's healthcare information systems technology, (ii) further develop and enhance HMT's PC based software products for managed care and occupational health and (iii) fund the capital requirements of its OSP and PPV business. As of June 30, 1996, the Company and its subsidiaries have no material used or unused lines of credit.

LIQUIDITY AND CAPITAL RESOURCES (CONITNUED)

The Company is pursuing numerous avenues to finance the its businesses and is currently in discussion with various institutional investors and lenders and potential strategic alliance healthcare related business partners, which may result in financing commitments to fund the activities described above, but there is no assurance that any of these discussions will result in a financing commitment. The Company is also waiting on a decision regarding the GECCS/News arbitration proceeding which if favorable would provide the Company with additional short-term liquidity. A decision by the arbitration panel is expected by the end of September 1996. The Company also contemplates a public offering of its common stock.

The Company has recently obtained a $250,000 financing commitment for its PPV equipment needs for the first phase of its entrance into the Mexican market. While this financing is in place, additional financing will be required to fully implement the strategic objectives of ATI.

The Company currently believes that it will require approximately $4-6 million, including the obligations described in the following paragraph, to(i) further expand the commercialization and marketing of NSC's healthcare information systems technology, (ii) further develop and enhance HMT's PC based software products for managed care and occupational health and (iii) continue to develop its PPV and OSP business in Mexico. Without additional financing, it is unlikely that the Company would be able to achieve profitable operations, in which case the viability of the Company as a going concern is in doubt. In such event, the Company would be required to divest assets or businesses or seek other alternatives in order to maintain operations.

In connection with certain of its business acquisitions, the Company is obligated, over the next two years, to provide or arrange working capital and equipment financing transactions totaling approximately $2.7 million. While the Company believes that it will be able to arrange such financing in one or more debt or equity financing transactions there is no assurance that the Company will in fact be able to do so, in which case the acquired companies could seek to enforce such financing commitments. In that event, it is uncertain whether or not the Company would be able to fulfill such financing commitments in which case the Company would be required to seek other available alternatives.

Additionally, as discussed in Note 14 to the Consolidated Financial Statements, included elsewhere herein, the Company has been notified by the Michigan Department of Commerce, Securities Bureau, that it has offered and sold securities in the State of Michigan without an exemption from registration under the Michigan Uniform Securities Act. As part of the proposed consent order from the State of Michigan, the Company is expected to be required to offer a right of rescission to Michigan purchasers of its securities. Enforcement sanctions relative to the sale of unregistered, non-exempt securities may also include fines and restrictions on the Company's ability to sell securities in Michigan. As of June 30, 1996, the Company estimates its maximum potential exposure as a result of the proposed rescission offer in the State of Michigan to be approximately $827,000, including interest of approximately $38,000. The number of shares subject to rescission in the State of Michigan is approximately 242,000.

LIQUIDITY AND CAPITAL RESOURCES (CONITNUED)

The Company is seeking a change to the proposed Michigan order which would postpone any required rescission until after the Michigan purchasers have been afforded an opportunity to resell their shares pursuant to registration under the Securities Act of 1933. It is unlikely that the Company would be able to complete a rescission offer in Michigan without additional financing commitments.

Based on the foregoing factors, it is uncertain whether or not the Company will be able to meet its short-term or long-term liquidity needs in the absence of additional financing or a strategic alliance which would provide the funds required to further commercialize and market NSC's healthcare information software technology and HMT's product development and marketing efforts. A favorable resolution of the GECCS/News arbitration, however, would provide the Company with the ability to meet its immediate and short-term liquidity needs. Such needs include amounts due trade and other creditors of the Company and its subsidiaries, a substantial portion of which are currently past due. As discussed above, the Company is currently seeking additional financing from institutional investors and lenders and from strategic alliance partners in the healthcare industry but, there is no assurance that such financing will be obtained and, if obtained, whether or not such financing will be sufficient to carry-out the objectives of the Company and its subsidiaries and satisfy existing obligations or obligations arising from rescission offers the Company may be required to make to previous purchases of its common stock as more fully described above.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recognized when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets expected to be disposed of. The Company adopted Statement No. 121 for the year ending December 31, 1995. The adoption of Statement No. 121 did not have a material financial statement impact.

IMPACT OF INFLATION

The impact of inflation on the costs of the Company and its business units, and the ability to pass on cost increases to its customers over time is dependent upon market conditions. The Company is not aware of any inflationary pressures that have had any significant impact on the Company's operations over the past three years and, the Company does not anticipate that inflationary factors will have a significant impact on future operations.

Item 3. PROPERTIES.

Neither SCI nor its subsidiaries own any properties. All office space is leased and the Company believes the leased facilities are adequate for its current needs and that additional suitable space will be available as required.

The following table sets forth information with respect to the office space leased by SCI and its subsidiaries.


                                     Square            Annual        Lease
Entity        Location             Footage           Rental    Expiration Date
-------       --------             -------           ------      -------------
SCI           2575 Ulmerton Road
              Clearwater, FL        3,959           $52,952        09-14-98

ATI           1151 Old McHenry Road
              Buffalo Grove, IL     1,888            19,500        05-01-97

Telecom       25 S. Magnolia
              Orlando, FL           1,200            21,168        09-30-96

              408 Nutmeg Street
              San Diego, CA         6,600            47,520        03-31-00

NSC           602 Sarasota Quay
              Sarasota, FL          3,316            52,860        10-13-99

              4241 Piedras
              San Antonio, TX       4,429            47,832        11-30-00

HMT           1150 Moraga Way
              Moraga, CA            9,239            67,814        12-10-97

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 1996, (i) by each shareholder known by the Company to be a beneficial owner of more than five percent of the Company's common stock, (ii) by each of the Company's directors, (iii) by each of the named executive officers, and (iv) by all directors and executive officers of the Company as a group. Except as indicated in the footnote to this table, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


Name                                  Amount and Nature         Percent of
Of Beneficial Owner                   Of Beneficial Interest      Class
-------------------                 ----------------------      ----------

John A. Paolicelli(2)                       628,052                7.4
James L. Tolley(2)                          628,052                7.4
John D. Looney(2)                           613,334                7.2
Stephen E. Williams(3)                      500,000                5.9
Edwin B. Salmon, Jr.(3)                     350,000                4.1(1)
All Directors and Executive Officers
as a Group (7 persons)                    1,050,000               12.4



------------------------
1 Mr. Salmon also holds proxies granting him the right to vote 1,815,235 shares of Common Stock representing 21.4% of the voting shares of Common Stock issued and outstanding.

2 Messrs. Paolicelli, Tolley and Looney, all officers of NSC, each has the right to receive 3019 shares of the Company's Common Stock in consideration of finder services rendered in connection with the acquisition of HMT.


3 Each of Messr. Salmon and Williams have options to purchase 500,000 shares of the Company's common stock at an exercise price of $6.00 per share. These options are currently exercisible.

-----------------------

Certain officers and directors also beneficially own shares of the Company's Class A and Class B Preferred Stock as set forth on the following page which are currently convertible into shares of the Company's common stock. Other than the beneficial ownership disclosed herein, no such persons have the right to acquire shares pursuant to options, warrants or convertible securities.

The following table sets forth information regarding beneficial ownership of the Company's non-voting Class A convertible preferred stock and non-voting Class B convertible preferred stock as of June 30, 1996 (i) by each of the Company's directors, (i) by each of the Company's named executive officers, and (iii) by all directors and executive officers of the Company as a group.

                           Amount and Nature
Name                    of Beneficial Ownership              Percent
-----                   -----------------------              -------
                                                      Class A     Class B
                                                      -------     -------
Stephen E. Williams        1,363,000 Class A           28.4        None

Edwin B. Salmon, Jr.       1,075,000 Class A           22.4        None

Robert L. Alexander          500,000 Class A           10.4        None

Russell H. Armstrong(1)      750,000 Class A           15.6        1.5

                              70,000 Class B

Mark Woodward(1)             750,000 Class A           15.6        1.5

                              70,000 Class B

David Olivet              1,455,000 Class B           None        32.0

All Directors &           4,438,000 Class A            92.5        5.1
Executive                 1,595,000 Class B
Officers as a Group
 (7 Persons)


--------------------

(1) Each of Messrs. Woodward and Armstrong hold convertible notes issued in connection with the acquisition of ATI. Such notes are convertible, at the election of the holders, into shares of the Company's common stock at the time of a public offering at the public offering price.

Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, ages and terms of office of directors and executive officers of the Company are set forth in the following table:


Name                      Age    Positions With Co. and Subsidiaries             Since
--------------------      ---      ---------------------------                  ------

Robert L. Alexander       52      Chief Operating Officer of SCI                 1995

Russell H. Armstrong      34      Director and CEO/Sales &Marketing of ATI       1994


Edwin B. Salmon, Jr.      58      Director & Executive Vice President of SCI     1991


Stephen E. Williams       55      Director, President & CEO of SCI               1995


Mark Woodward             36      Director and CEO/Operations of ATI             1994

David Olivet              59      Director and President of TNI                  1996

Robert A. Thompson        43      Chief Financial Officer of SCI                 1996

Each director is elected by holders of a majority of the Common Stock to serve for a term of one year ending on the next following annual meeting of stockholders and until his successor is elected and qualified. Officers serve at the will of the board. Directors are not compensated for their services apart from their executive salaries, but may be reimbursed for travel expenses related to Company business. Messrs. Armstrong and Woodward in connection with the ATI acquisition have been elected as directors pursuant to the terms of the agreements for acquisition of their stock in ATI.

Robert L. Alexander is currently the Chief Operating Officer of SCI and is also President and founder of ComStar Network Services, Inc., a telecommunications products, services, marketing and sales corporation, and a wholly owned subsidiary of the Company.

Russell H. Armstrong is the CEO/Sales & Marketing of ATI. He is a co-founder of ATI in 1991 and served as Co-CEO Marketing since that time and until the acquisition of ATI by SCI in 1994.

Edwin B. Salmon, Jr. has been associated with the Company since its formation. He is currently Chairman of the Company's Board of Directors and was Chief Financial Officer of the Company from June 1994 to February 1996, when he became an Executive Vice President of the Company. In 1991, Mr. Salmon became President and a controlling stockholder of Associated Healthcare Industries, Inc. ("Associated"), a publicly owned shell corporation, which changed its name to Contour Medical, Inc. in connection with acquisition of a disposable medical products manufacturing business. In 1993, Mr. Salmon left Associated to resume his efforts in the Company's acquisition of operating businesses.

Robert A. Thompson became Chief Financial Officer of the Company in February 1996. During the period from February 1991 to the date of his appointment as CFO of SCI, Mr. Thompson served as Vice President and Treasurer of Anchor Glass Container Corporation, a manufacturer of glass containers.

Stephen E. Williams is Chief Executive Officer of the Company. From 1991 to 1994, Mr. Williams was Chief Operations Officer, majority stockholder and co-founder of Televoice, Inc., an Illinois company which developed software applications integrating relational data base technology with telephone technology. From 1990 to 1991, Mr. Williams was Chief Executive Officer of McArdle Enterprises, a real estate company located in St. Charles, Illinois.

Mark Woodward is co-founder and CEO of Operations for ATI. Mr. Woodward has been president and CEO of operations of ATI since 1991.

David Olivet is currently President of Telecom Network, Inc., a wholly-owned subsidiary of the Company. From 1961 to 1992, Mr. Olivet was Director of Product Management for large scale computer systems worldwide for NCR Corporation.

Item 6.  EXECUTIVE COMPENSATION.

The following table sets forth information regarding compensation paid for all services rendered to the Company in all capacities during the last three completed fiscal years by the Company's Chief Executive Officer and the two executive officers of the Company.


                                             Annual           Compensation
                                            --------         --------------
Name & Principal
----------------                                                 Long-Term
Positions               Year     Salary    Bonus      Other    Compensation
---------               ----     ------    -----      -----    ------------
Robert L. Alexander
(1)                     1995   $ 52,000     None      None         None
                        1994      None      None      None         None
                        1993      None      None      None         None
Edwin B. Salmon, Jr.
(1)(3)                  1995   $ 99,630     None     $9,000        None
                        1994      None      None      None         None
                        1993      None      None      None         None
Stephen E. Williams
(1)(2)(3)               1995   $155,000     None     $7,500        None
                        1994      None      None      None         None
                        1993      None      None      None         None

---------------

(1) The salaries of Messrs. Salmon and Williams have been increased to $180,000 for 1996 and Mr. Alexander to $150,000 effective June 1, 1996.
Each of the executive officers has entered into 5-year employment contracts. See Note 13 of the Notes to Consolidated Financial Statements.

(2) The Company issued 500,000 shares of Common Stock valued at $15,000 and 1,375,000 shares of its Class A preferred stock valued at $20,625 to Mr. Williams in connection with the performance of certain conditions set forth in a 1994 letter agreement. See Note 13 to the Consolidated Financial Statements.

(3) Each of Messrs. Salmon and Williams have options to purchase 500,000 shares of the Company's Common Stock at an exercise price of $6.00 per share. Such options were issued in June 1996.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


In connection with the 1994 ATI acquisition, $250,000. aggregate principal amount of notes payable with interest at 6% were issued to Messrs. Armstrong and Woodward and, pursuant to their terms, were originally due within 90 days of the date of the acquisition. These notes were extended from time to time during 1995 and are now due upon completion of a public offering of the Company's common stock. In consideration for these extensions, the Company, pursuant to an agreement executed on July 14, 1995, authorized the issuance to each of Messrs. Armstrong and Woodward 70,000 shares of Class B preferred stock, with an estimated fair value of $236,000 in the aggregate, and warrants for the purchase of 83,334 shares of the Company's Common Stock, with an estimated fair value of $105,000 in the aggregate, exercisable at $1.50 per share. The shares of Class B preferred stock were valued based on a 50% discount from the average of the over-the-counter bid for the Company's common stock for the ten days prior to the date of the extension agreement(s) and considering the conversion features of the Class B preferred stock. The 50% discount takes into account the restrictions on the Company's stock and consideration of blockage. The warrants issued to Messrs. Armstrong and Woodward were valued using the "Black - Scholes" option pricing model plus consideration of blockage and the bids quoted for publicly - traded warrants and their respective stock bids.

The acquisition of NSC was negotiated at arms-length prior to the date on which Messrs. Tolley, Looney and Paolicelli became employees of the Company. Employment agreements with these persons were entered into between them and NSC prior to the acquisition and assumed, with certain modifications, by SCI. Pursuant to the employment agreements, which expire June 30, 1997, each of Messrs. Tolley, Looney and Paolicelli are to receive an annual compensation of $180,000 in the initial base year, commencing July 1, 1995, which is to be increased by 20% of the base year compensation effective July 31, 1996.

The Company entered into employment agreements with Messrs. Salmon, Alexander and Williams. These agreements provide, among other things, for the payment of compensation over 5 years from the date of employment, regardless of whether or not these executive officers remain in the employ of the Company. The present value of future obligations under these agreements was $1,609,775 at December 31, 1995. See Note 13 to the Consolidated Financial Statements.

In May 1994, the Company entered into a letter agreement with Mr. Williams, its current Chief Executive Officer. Pursuant to that agreement, the Company, in 1995, issued 500,000 shares of its Common Stock, valued at $15,000, and 1,375,000 shares of its Class A Preferred Stock, valued at $20,625 in connection with the satisfaction of conditions relating to equity and debt funding arrangements on behalf of the Company.


In June 1995, the Company issued 1,075,000 shares of its Class A Preferred Stock to Mr. Salmon in consideration for the acquisition of all the outstanding shares of LCI. Because Mr. Salmon is considered to be a "shareholder/promoter" by virtue of his having a substantial beneficial ownership in the Company and as the sole owner of LCI, the Company recorded this acquisition at Mr. Salmon's cost basis which was diminimis.

In June 1995, the Company issued 200,000 shares of its common stock, with an estimated fair value of $126,000, and 500,000 shares of its Class A preferred stock, with an estimated fair value of $157,500, to Mr. Alexander in consideration for the acquisition of Comstar. Prior to the acquisition of Comstar, Mr. Alexander did not exercise any control or own any shares of outstanding stock of the Company. The value of the stock issued to Mr. Alexander was based upon a 50% discount from the average reported over-the-counter bid of the Company's common stock for the ten days prior to the acquisition date. The 50% discount takes into account the restrictions on the common stock and blockage.

In July 1995, the Company acquired all of the outstanding stock of TNI in exchange for 4,550,000 shares of Class B preferred stock, valued at $2,496,000, $450,000 of 10% convertible debentures and $50,000 in cash. At the time of the acquisition of TNI, Mr. David Olivet became a Director of the Company. Mr. Olivet currently holds 1,455,000 shares of class B preferred stock issued in connection with the acquisition. Such shares were valued based on a 50% discount from the average of the over-the-counter bid of the Company's common stock for the ten days prior to the date of the acquisition of TNI and considering the conversion features of the Class B preferred stock. The 50% discount takes into account the restrictions on the common stock and blockage.

At the time of the acquisition of TNI, the Company entered into a five year employment agreement with Mr. Olivet. The employment agreement provides for an annual base salary of $90,000, plus bonuses based on the operating performance of the Company. No performance bonuses have been earned or paid as of the date of this registration statement.

Item 8.  LEGAL PROCEEDINGS.

One of the Company's subsidiaries is claimant in a binding arbitration proceeding against GE Capital Communications Services ("GECCS") and New Enterprise Wholesale Services, Ltd. (News") seeking damages of approximately $5 million arising out of a breach of contract for the purchase and resale of telecommunications services. GECCS and News have asserted a counter claim of approximately $461,000 for costs allegedly owed to GECCS and News. While the Company believes it will prevail in this case, it is not possible to predict its outcome or the amount of recovery, if any. The arbitration proceeding commenced on April 22, 1996 and was completed on April 25, 1996. The parties filed briefs in June and July 1996. Based on the latest information available to the Company, it expects the arbitration panel to render its decision by the end of September 1996.

The Company has been notified by the Michigan Department of Commerce, Securities Bureau, that it has offered and sold securities in the State of Michigan without an exemption from registration under the Michigan Uniform Securities Act. As part of the proposed consent order from the State of Michigan, the Company is expected to be required to offer a right of rescission to Michigan purchasers of its securities. Enforcement sanctions relative to the sale of unregistered, non-exempt securities may also include fines and restrictions on the Company's ability to sell securities in Michigan. As of June 30, 1996, the Company estimates its maximum potential exposure as a result of the proposed rescission offer in the State of Michigan to be approximately $827,000, including interest of approximately $38,000.
The number of shares subject to rescission in the State of Michigan is approximately 242,000. The Company is seeking a change to the proposed Michigan order which would postpone any required rescission until after the Michigan purchasers have been afforded an opportunity to resell their shares pursuant to registration under the Securities Act of 1933. It is unlikely that the Company would be able to complete a rescission offer in Michigan without additional financing commitments.

Purchasers of the Company's securities in other states may have rescission rights in the event it is determined that the Company has failed to meet the requirements of an exemption from registration or qualification in any such state. At the date of this registration statement, the Company has not completed its evaluation of compliance with exemptions in other states.
In the event all purchasers are determined to have rescission rights, the Company's total exposure would be $4 to $6 million, including Michigan purchasers.

In May 1996, the Company informed the principals of Coast Communications, Inc. ("CCI") that the Company was canceling the acquisition of CCI and terminating all of the related acquisition documents. The principals filed suit to enforce promissory notes ($300,000) which were issued by the Company. The notes and associated documentation call for a return of CCI shares in the event of non-payment. This matter has been referred by court order to mandatory arbitration in the State of Florida. As of this date, no arbitration proceedings have been initiated by CCI.

The Company and its subsidiaries are also parties in various administrative actions and other legal proceedings arising in the ordinary course of business, none of which are expected to materially affect the financial position, results of operations or cash flows of the Company.


Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

The Company's common stock is quoted under the stock symbol "SCMI" on the NASDAQ Bulletin Board and the over-the-counter market. The following table sets forth the approximate high and low bid quotations for the Company's Common Stock for each quarter during the last two years. These bid quotations are inter-dealer prices without retail markup, mark-down or commission, and may not represent actual transactions.

Quarter ended         High bid       Low bid
-------------         --------       -------
March 31, 1994        $   .06          $  .06

June 30, 1994         $   .06          $  .06

September 30, 1994    $   .06          $  .06

December 31, 1994     $ 2.265          $  .06

March 31, 1995        $  4.25          $ 2.00

June 30, 1995         $ 3.875          $  .75

September 30, 1995    $  8.50          $2.625

December 31, 1995     $ 15.50          $ 3.25

March 31, 1996        $ 17.75          $9.375

June 30, 1996         $ 12.375          $8.50

July 31, 1996         $ 10.625          $7.50



The high and low bid quotations price for the Common Stock on June 28,1996 were $8.50. At the date of this Registration Statement, there is no market for the Preferred Stock and a market is not expected to develop.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.(CONTINUED)

The Company has not paid any dividends on its Common Stock during the last two fiscal years ended December 31, 1995 and from that date to the date of this Registration Statement. There are no restrictions on the declaration or payment of cash dividends or any provisions which restrict cash dividends. The payment by the Company of dividends in the future rests within the discretion of the Company's Board of directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

As of June 30, 1996, the Company had 547 beneficial owners of its common stock.


Item 10.  RECENT SALES OF UNREGISTERED SECURITIES.

During the period from January 1, 1993 to June 30, 1996, the Registrant issued 4,800,000 shares of Class A Preferred Stock, 4,690,000 shares of Class B Preferred Stock and 7,449,318 shares of Common Stock. These shares were issued to the former owners of businesses acquired by the Registrant in consideration for the businesses acquired, to accredited and unaccredited investors in consideration for cash, to persons in consideration of services rendered and to persons on conversion or extension of indebtedness.

During the period from January 1, 1993 to June 30, 1996, the Registrant issued 3,275,000 shares of Class A Preferred Stock, 2,622,937 shares of Common Stock and 4,550,000 shares of Class B Preferred Stock in connection with the acquisition of businesses. During that same period, the Registrant issued 2,011,401 shares of Common Stock for an aggregate cash consideration of $6,040,376 from 298 accredited and 32 unaccredited investors, 2,849,844 shares of Common Stock and 1,525,000 shares of Class A Preferred Stock in consideration for services rendered and, in the case of the Registrant's Chief Executive Officer for services to be rendered over the term of his employment agreement, 140,000 shares of Class B Preferred Stock in consideration for extension of related party indebtedness and 207,552 shares of Common Stock on conversion of convertible debt.

The Company claims reliance on the exemption from registration under the Securities Act of 1933 provided by section 4(2) thereof.

Item 11.  DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of fifteen million shares of Preferred Stock and 50,000,000 shares of Common Stock, $.001 par value per share. The Board of Directors designated five million shares of Class A Convertible Preferred Stock and the balance of ten million shares is Class B Convertible Preferred Stock.

PREFERRED STOCK

The Class A Convertible Preferred Stock has a stated value and liquidation preference of One Dollar ($1.00) per share and is not entitled either to vote on any matters submitted to a vote of stockholders or to any preference in the payment of dividends over the Common Stock. The Class A Convertible Preferred Stock is (i) convertible, at the election of the holder, prior to filing with the U.S. Securities and Exchange Commission of a registration statement for the first public offering of Common Stock made by the Company after the date of issuance and (ii) is converted automatically upon such filing and, in either case, each share of Class A Convertible Preferred Stock is convertible into one-half share of Common Stock.

The Class B Convertible Preferred Stock has a stated value and liquidation preference of One Dollar ($1.00) per share and is not entitled either to vote on any matters submitted to a vote of stockholders or to any preference in the payment of dividends over the Common Stock. The Class B Convertible Preferred Stock is (i) convertible, at the election of the holder, prior to filing with the U.S. Securities and Exchange Commission of a registration statement for the first public offering of Common Stock made by the Company after the date of issuance and (ii) is converted automatically upon such filing and, in either case, each share of Class B Convertible Preferred Stock is convertible into such number of shares of Common Stock (including fractions of shares) as is determined by dividing the par value and stated value of the Preferred Stock by the average of the closing bid prices of the Common Stock in the over-the-counter market on the ten days ending on the closing date of t he transaction in which the shares of Class B Convertible Preferred Stock are issued. The 4,550,000 shares of Class B Convertible Preferred Stock issued in the acquisition of the Company's Telecom subsidiary are convertible into 1,654,546 shares of Common Stock.

COMMON STOCK

As of June 30, 1996, 8,490,338 shares of Common Stock are issued and outstanding. The shares of the Common Stock (i) have equal and ratable rights with all shares of issued and outstanding Common Stock to payment of dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights; (iv) have no redemption or sinking fund provisions applicable thereto; and (v) have one vote for election of each director noncumulative and on other matters submitted to a vote of stockholders. The issued and outstanding shares of Common Stock are fully paid and non-assessable.

TRANSFER AGENT

American Securities Transfer and Trust Inc., 1825 Lawrence Street, Suite 444, Denver, Colorado 80201; Post Office Box 15696, Denver, Colorado 80201-1596 serves an the Company's transfer agent.

Item 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


The Section 607.0850 of the Florida Business Corporation Act and Article VII of the Company's Bylaws provide for indemnification of directors and officers for liabilities incurred as a result of serving in those capacities. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of Commission such indemnification is against public policy as expressed in such laws and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment of expenses incurred in the successful defense, suit or proceeding) is asserted by any such director, officer or controlling person, the Company will, unless in the opinion of counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such laws and will be governed by the final adjudication of such issue.

Item 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                          Systems Communications, Inc.
Independent Auditors' Report on the Consolidated Financial
    Statements for the year ended
    December 31,1995                                              36

Independent Auditors' Report on the Consolidated Financial
    Statements for the years ended December 31, 1994
    and 1993                                                      37

Consolidated Balance Sheets as of December 31, 1995 and 1994
    and June 30,1996 (unaudited)                                  38

Consolidated Statements of Operations for each of the three
    years in the period ended December 31, 1995 and six months
    ended June 30, 1996 and 1995 (unaudited)                      41

Consolidated Statements of Stockholders' Equity for each of
    the three years ended in the period December 31, 1995 and
    six months ended June 30, 1996 (unaudited)                    42

Consolidated Statements of Cash Flows for each of the three
    years ended in the period December 31, 1995 and six months
    ended June 30, 1996 and 1995 (unaudited)                      44

Notes to Consolidated Financial Statements                        46

Pro Forma Consolidated Statements of Operations for the year ended December 31, 1995 and six months ended
    June 30, 1996 (unaudited)                                     68

                         NATIONAL SOLUTIONS CORPORATION

Independent Auditors' Report                                      72

Balance Sheets as of December 31, 1994 and 1993                   73

Statements of Operations for the year ended
     December 31, 1994 and for the period May 19, 1993
     (inception) to December 31,1993                              74

Statements of Changes in Shareholders' Equity (Deficit)
    for the year ended December 31, 1994  and for the period
    May 19, 1993 (inception) to December 31, 1993                 75

Statements of Cash Flows for the year ended December 31, 1994 and for the period May 19, 1993 (inception) to
    December 31, 1993                                             76

Notes to Financial Statements                                     77




FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (CONTINUED)

Balance sheet as of October 31, 1995 (unaudited)                  82

Statement of Operations for the ten months ended
    October 31, 1995 (unaudited)                                  83

Statement of Cash flows for the ten months ended
    October 31, 1995 (unaudited)                                  84

Notes to the unaudited interim financial statements,
    October 31, 1995                                              85


                              TELECOM NETWORK, INC.

Independent Auditors' Report                                      86

Balance Sheet as of December 31, 1994                             87

Income Statement for the year ended December 31, 1994             88

Statement of Stockholders' Equity for the year ended
    December 31,1994                                              89

Statement of Cash Flows for the year ended December 31, 1994      90

Notes to Financial Statements                                     91

Balance Sheet as of June 30, 1995 (unaudited)                     95

Income Statement for the six months ended June 30, 1995
    (unaudited)                                                   96

 Statement of Cash Flows for the six months ended June 30, 1995
     (unaudited)                                                  97

 Notes to unaudited interim financial statements June 30, 1995
     (unaudited)                                                  98


                        REPORT OF INDEPENDENT AUDITORS



Board of Directors
Systems Communications, Inc.


We have audited the accompanying consolidated balance sheet of Systems Communications, Inc. and Subsidiaries as of December 31, 1995, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Systems Communications, Inc. and Subsidiaries at December 31, 1995, and the consolidated results of their operations and their cash flows for the year ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Systems Communications, Inc. and Subsidiaries will continue as a going concern. As more fully described in Note 3, the Company has incurred operating losses for 1995 and 1994 and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern.
The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                   /s/ Ernst & Young LLP


Tampa, Florida
June 19, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Systems Communications, Inc.
Clearwater, Florida

We have audited the accompanying consolidated balance sheet of Systems Communications, Inc. and Subsidiaries as of December 31, 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Systems Communications, Inc. and Subsidiaries as of December 31, 1994, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1993, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company incurred a loss from operations for the year ended December 31, 1994 and had a net working capital deficiency and an accumulated deficit at December 31, 1994. Additionally, the Company is dependent upon successfully obtaining financing sufficient to pay its obligations related to its acquisition of Ameristar Telecommunications, Inc. and Coast Communications, Inc. These factors, among other things, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Lovelace, Roby & Company, P.A.


Orlando, Florida
March 29, 1995

                SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,                     JUNE 30,
                                                               ---------------------------            ---------
                                                                1995               1994                 1996
                                                             ----------         ----------             ---------
                                                                                                      (UNAUDITED)
            ASSETS
Current assets:
   Cash and cash equivalents                               .$  964,714         $  81,522              $  107,810
   Accounts receivable, less allowance for
      doubtful accounts of $510,000 in 1995,
      $-0- in 1994 and $562,362 in 1996                      1,322,469            61,518               1,526,110
   Notes receivable from officers and employees                 52,000              --                   102,000
   Equipment inventories                                       228,344           294,029                --------
   Deferred expenses                                           481,897              --                   428,360
   Deferred income taxes                                       608,277              --                   608,278
   Other current assets                                        499,167             5,000                 683,010
                                                              ---------          -------                 -------
Total current assets                                         4,156,868           442,069               3,455,568
                                                              ---------          -------               ----------
Furniture and equipment                                        693,046           355,765               1,663,286
   Less accumulated depreciation                              (220,524)          (88,669)               (377,116)
                                                              ----------         --------              ----------
   Net furniture and equipment                                 472,522           267,096                1,286,170
Deferred compensation                                        1,190,374              --                  1,099,517
Intangible assets, net of accumulated amortization of
   $253,333 in 1995, $-0- in 1994 and $563,333 in 1996      12,296,667              --                 11,986,667
Excess of cost over fair value of net assets
 acquired, net of accumulated amortization of
 $38,638 in 1995, $-0- in 1994 and $211,898 in 1996          3,125,675              --                  4,894,165
Other noncurrent assets                                        303,548            71,057                  360,197
                                                           -------------       ---------               -----------
                                                          $ 21,545,654         $ 780,222             $ 23,082,284
                                                         =============          =========              ===========

See Notes to Consolidated Financial Statements

                   SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS (Continued)

                                                                               DECEMBER 31,              JUNE 30,
                                                                       -------------------------        ---------
                                                                          1995            1994            1996
                                                                      -----------     -----------      ----------
LIABILITIES AND STOCKHOLDERS' EQUITY                                                                   (UNAUDITED)
Current liabilities:
   Borrowings under line of credit                                   $   45,151        $  47,251      $   126,250
   Current portion of related party notes and debentures              1,579,395          567,450        1,619,750
   10.75% demand note payable, secured by certain
      accounts receivable                                               100,000             --            100,000
Current portion of obligations under capital leases                      29,328            2,250          328,071
   Accounts payable                                                   1,260,990           24,278        1,663,908
   Accrued expenses and other current liabilities                       187,334           10,878          481,059
   Accrued compensation and employee benefits                         1,358,947             --          1,302,900
   Deferred revenue                                                     856,719             --          1,134,060
                                                                      ----------            --          ---------
Total current liabilities                                             5,417,864          652,107        6,755,998
                                                                      ----------        ---------       ----------

Long-term portion of related party notes and debentures                  46,005           60,300            --
Long-term portion of obligations under capital leases                   129,190           17,450          363,717
Deferred compensation                                                 1,150,827             --          1,080,526
Deferred income taxes                                                 3,271,649             --          1,954,649

Total liabilities                                                    10,015,535          729,857       10,154,890

Common stock subject to rescission                                      789,624            --             789,624

Stockholders' equity:
  Class A convertible preferred stock, stated value and liquidation preference - $1.00 per share; authorized 5,000,000 shares, issued and outstanding 4,800,000 shares in 1995, 1,700,000
       shares in 1994 and 4,800,000 shares in 1996                      178,125            --             178,125
   Class B convertible preferred stock, stated value and
       liquidation preference - $1.00 per share; authorized
       10,000,000 shares, issued and outstanding 4,690,000
       shares in 1996 and 1995                                        2,728,345            --           2,728,345
   Common stock - $.001 par value; authorized 50,000,000
       shares, issued and outstanding 7,425,798 shares in 1995,
       2,797,485 shares in 1994 and 8,275,083 shares in 1996.             7,426           2,798             8,276

                   SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS (Continued)

                                                                               DECEMBER 31,              JUNE 30,
                                                                       ------------------------        -----------
                                                                        1995              1994            1996
                                                                    -----------        -----------      ----------
LIABILITIES AND STOCKHOLDERS' EQUITY                                                                   (UNAUDITED)

 Common stock to be issued                                           2,000,000             --           2,000,000
 Additional paid in capital                                         11,873,909           286,852       15,960,167
   Accumulated deficit                                              (6,047,310)        (239,285)      (8,737,143)
                                                                    ----------          --------      -----------
Total stockholders' equity                                          10,740,495           50,365        12,137,770
                                                                    ----------         ---------      -----------
                                                                   $21,545,654         $780,222       $23,082,284
                                                                    ==========         =========      ===========

See Notes to Consolidated Financial Statements

                     SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                  Six Months Ended
                                                        Years Ended December 31,                       June 30,
                                                  ----------------------------------            --------------------
                                                    1995          1994         1993               1996         1995
                                                  -------       -------       ------             ------       -----
                                                                                                      (UNAUDITED)
Net revenues:
   Healthcare                                  $    91,106     $    --      $   --            $  709,863    $    --
   Telecommunications                            2,893,778       807,669      996,188          1,268,477      307,724
                                                 ----------     ---------    --------          ----------    --------
                                                 2,984,884       807,669      996,188          1,978,340      307,724
                                                 ----------     ---------    --------          ----------    --------
Costs and expenses:
   Cost of healthcare revenues                      45,553          --          --               155,722         --
   Cost of telecommunication revenues            2,014,460       134,607       1,221             853,064       56,077
   Selling and administrative expenses           3,687,495       727,269     644,513           4,163,198      591,192
   Goodwill write-down                           2,758,779          --          --                 --            --
   Depreciation and amortization                   459,327        72,374      13,747             660,480       33,110
                                                -----------     ---------    --------           ---------     -------
                                                 8,965,614       934,250     659,481           5,832,464      680,379
                                                -----------     ---------    --------          ----------     -------
Income (loss) from operations                   (5,980,730)     (126,581)    336,707          (3,854,124)    (372,655)
Interest income                                      4,404          --         2,202              11,457          463
Interest expense                                   (84,110)       (2,421)       --              (164,166)      (6,463)
Other income (expense), net                         (4,288)         --          --                 --            (200)
                                                -----------     --------     --------           ---------     --------
Income (loss) before income taxes               (6,064,724)     (129,002)    338,909          (4,006,833)    (378,855)
Income tax benefit                                (256,699)         --          --            (1,317,000)        --
                                                -----------      -------     --------         -----------     -------
   Net income (loss)                           $(5,808,025)    $(129,002)   $338,909         $(2,689,833)  $ (378,855)
                                                ===========     =========   ========          ============   =========
Earnings (loss) per share                      $     (1.81)     $   (.10)   $    .41          $     (.34)  $    (.14)
                                                ===========     =========   =========          ==========    =========
Weighted average number of
   common shares outstanding                      3,201,991    1,306,493     825,765            7,894,808   2,739,020
                                                ===========    ==========   =========          ==========   ==========


See Notes to Consolidated Financial Statements

                SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  CLASS A               CLASS B              COMMON
                                                                 PREFERRED             PREFERRED             STOCK
                                                              ---------------       ---------------       --------------
                                                             SHARES    AMOUNT       SHARES    AMOUNT    SHARES    AMOUNT
                                                            ------------------      ----------------     ---------------
Balance at January 1, 1993                               $ 1,500,000  $  --       $  --      $  --    $ 825,765  $  826
Incorporation of Coast Communications, Inc                   200,000     --          --         --        --        --
Stockholder contributions, net                                 --        --          --         --        --        --
Net income                                                     --        --          --         --        --        --
                                                            --------   ------      -----     -------    -------   ------
Balance at December 31, 1993                               1,700,000     --          --         --      825,765     826
Issuance of common stock as compensation                       --        --          --         --    1,770,000   1,770
Issuance of common stock for cash                              --        --          --         --      201,720     202
Stockholders distributions, net                                --        --          --         --        --        --
Net loss                                                       --        --          --         --        --        --
                                                           ----------  -------     ------    -------    -------   ------
Balance at December 31, 1994                               1,700,000     --          --         --    2,797,485   2,798
Issuance of common stock for cash                              --        --          --         --    1,477,874   1,478
Issuance of stock as compensation                          1,525,000   20,625        --         --    1,053,090   1,053
  Issuance of stock and warrants in consideration
for extension of related party indebtedness                    --        --       140,000    236,600      --       --
  Issuance of stock and warrants in connection
  with acquisitions of businesses                          1,575,000  157,500   4,550,000  2,491,745  2,339,765   2,339
Reclassification of common stock
  subject to rescission                                        --        --          --         --     (242,416)   (242)
  Net loss                                                     --        --          --         --        --        --
                                                          ----------   -------    -------     -------   -------    -----
Balance at December 31, 1995                               4,800,000  178,125   4,690,000  2,728,345  7,425,798   7,426
Issuance of common stock for cash                              --        --          --         --      331,807     332
Issuance of stock as compensation                              --        --          --         --       26,754      27
Issuance of common stock in connection
  with business acquisitions                                   --        --          --         --      283,172     283
Issuance of stock for debt                                     --        --          --         --      207,552     208
  Net loss                                                     --        --          --         --        --        --
                                                           ---------   --------   --------  ---------   -------   ------
Balance at June 30, 1996
  (unaudited)                                            $4,800,000 $178,125   $4,690,000 $2,728,345 $8,275,083 $ 8,276
                                                          =========  =======    =========  ========== =========  =======

See Notes to Consolidated Financial Statements

                 SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY  (Continued)

                                                             Common          Additional
                                                            Stock to          Paid-In      Accumulated
                                                            be issued         Capital        Deficit       Total
                                                            ---------         -------        -------       -----
Balance at January 1, 1993                                $    --           $  61,370     $ (210,562) $  (148,366)
Incorporation of Coast Communications, Inc                     --             (61,370)      (238,630)    (300,000)
Stockholder contributions, net                                 --             120,921          --         120,921
Net income                                                     --               --           338,909      338,909
                                                           ---------        -----------     ---------   ----------
Balance at December 31, 1993                                   --             120,921       (110,283)      11,464
Issuance of common stock as compensation                       --              69,030           --         70,800
Issuance of common stock for cash                              --             103,158           --        103,360
Stockholders distributions, net                                --              (6,257)          --         (6,257)
Net loss                                                       --                --         (129,002)    (129,002)
                                                           ----------      -----------    -----------  ----------
Balance at December 31, 1994                                   --             286,852       (239,285)      50,365
Issuance of common stock for cash                              --           4,109,409          --       4,110,887
Issuance of stock as compensation                              --             430,095          --         451,773
Issuance of stock and warrants in consideration
    for extension of related party indebtedness                --             105,000          --         341,600
Issuance of stock and warrants in
    connection with acquisitions of businesses             2,000,000        7,731,935          --      12,383,519
Reclassification of common stock
    subject to rescission                                      --            (789,382)         --        (789,624)
Net loss                                                       --               --        (5,808,025)  (5,808,025)
                                                          -----------       -----------   -----------  -----------
Balance at December 31, 1995                               2,000,000       11,873,909     (6,047,310)   10,740,495
Issuance of common stock for cash                              --           1,825,797          --        1,826,129
Issuance of stock as compensation                              --             199,838          --          199,865
Issuance of common stock in connection
with business acquisitions                                     --           1,861,824          --        1,862,107
Issuance of stock for debt                                     --             198,799          --          199,007
Net loss                                                       --               --        (2,689,833)   (2,689,833)
                                                          ----------       -----------    ----------    -----------
Balance at June 30, 1996 (unaudited)                      $2,000,000       $15,960,167   $(8,737,143) $ 12,137,770
                                                         ===========       ===========     ==========   ==========

See Notes to Consolidated Financial Statements

                     SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Six Months Ended
                                                          Years Ended December 31,               June 30,
                                                          ------------------------           ----------------
                                                         1995        1994       1993        1996          1995
                                                       -------      -------    -------     -------       ------
                                                                                               (UNAUDITED)
Cash flows from operating activities:
    Net income (loss)                                $(5,808,025)  $(129,002)  $338,909  $(2,689,833)  $(378,855)
    Adjustments to reconcile net income
        (loss) to net cash provided by
        (used in) operations:
            Depreciation and amortization                459,327      72,374     13,747      660,480      32,516
            Amortization of deferred
                compensation, net                         61,819        --         --         90,857      20,670
            Provision for bad debts                      181,753        --         --         52,362        --
            Provision for inventory
                obsolescence                             145,776        --         --           --          --
            Stock and warrants issued for compensation   757,748        --         --        199,865      66,702
            Deferred income taxes                       (256,699)       --         --     (1,317,000)       --
            Goodwill write-down                        2,758,779        --         --          --           --
            Deferred revenue                               5,937        --         --         49,896        --
            Increase (decrease) in cash from
                changes in operating assets
                and liabilities:
                    Accounts receivable                  317,161     13,908      (7,405)     (39,376)    (72,005)
                    Equipment inventories                (80,091)    39,690    (333,719)      73,211     (47,266)
                    Deferred expenses                    (56,505)      --          --         70,337        --
                    Other current assets                 (42,702)   (5,000)        --       (111,338)    (13,126)
                    Accounts payable                    (430,448)   12,247        4,974      333,439       3,423
                    Accrued expenses                      84,297     9,574       (4,190)     143,988      36,848
                    Accrued compensation                 140,651       --          --         94,538        --
                    Deferred compensation                   --         --          --        (70,301)       --
                                                       -----------   ---------   --------  -----------   --------
    Net cash (used in) provided by operating
    activities                                        (1,761,222)   13,791       12,316   (2,458,875)   (351,093)
                                                      -----------  ---------    --------  -----------    --------
Cash flows from investing activities:
    Acquisition of businesses, net of
        cash acquired                                 (1,428,312)     --           --        (46,817)   (100,000)
     Expenditures for furniture and equipment           (131,744) (245,514)     (91,002)    (448,509)       --
     Loan to officer                                     (52,000)    --            --        (50,000)       --
     Acquisition of other assets                         (64,852)    --            --           --          --
                                                      -----------  ---------    --------   -----------    -------





                                                                                             Six Months Ended
                                                          Years Ended December 31,               June 30,
                                                          ------------------------           ----------------
                                                         1995        1994       1993        1996          1995
                                                       -------      -------    -------     -------       ------
                                                                                               (UNAUDITED)
(CONTINUED)
        Net cash used in investing activities         (1,676,908) (245,514)     (91,002)    (545,326)   (100,000)
                                                     -----------  ---------     --------   -----------  --------
Cash flows from financing activities:
    Proceeds from issuance of common stock             4,110,887   103,360         --      1,826,129     123,600
    Proceeds from notes payable                          475,349   180,195         --        547,857     297,895
    Payments on notes payable and capital leases        (262,814)   (1,000)        --       (218,205)    (36,632)
    Payments on borrowings under line of credit           (2,100)     --           --         (8,484)       --
    Stockholder contributions, net                          --        --        120,921          --         --
    Stockholder distributions, net                          --     (52,381)       --             --         --
                                                        ---------  ---------   --------     -----------   --------
        Net cash provided by financing
        activities                                     4,321,322   230,174      120,921    2,147,297     384,863
                                                      ----------- ---------    --------   -----------   --------

    Net increase (decrease) in cash                      883,192    (1,549)      42,235     (856,904)    (66,230)
    Cash and cash equivalents at beginning
        of the period                                     81,522    83,071       40,836      964,714      81,522
                                                       ----------- --------     --------   -----------   --------
Cash and cash equivalents at end
    of the period                                    $   964,714  $ 81,522     $ 83,071   $  107,810    $ 15,292
                                                       ===========  =========   ========    ===========  ========

See Notes to Consolidated Financial Statements

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1  FORMATION OF THE COMPANY AND DESCRIPTION OF BUSINESS

Systems Communications, Inc. (the "Company") was organized as Florida One Capital Corporation in 1987 and in 1988 made an initial public offering of its common stock as a blank check company for the purpose of acquiring other companies. During 1990 and 1991, the Company acquired and divested companies engaged in the eye glass distribution and residential building industries and for a brief period of time, operating under the name of Highland Healthcare Corporation, was under the control of another publicly-owned blank check company formed for the purpose of acquiring health care related businesses. During the period from the fall of 1991 to the date of the first acquisitions described below, the Company had no operations or assets and was dormant.

In 1994, the Company changed its name from Highland Healthcare Corporation to Systems Communications, Inc. and, effective August 29, 1994, acquired all of the outstanding stock of (i) Ameristar Telecommunications, Inc. ("ATI"), a reseller of long-distance and pay-per-view services and products, principally to the hospitality industry, and (ii) Coast Communications, Inc. ("CCI"), whose principal business is the installation and servicing of pay-per-view equipment. The Company identified ATI as the accounting acquirer and accounted for the transaction as a purchase business combination.


Effective June 1, 1995, the Company completed the acquisition of all of the outstanding stock of LCI Communications, Inc. ("LCI"), a reseller of telecommunication services, from a person designated as a "promoter/ shareholder" of the Company. The net assets acquired were recorded at the promoter/shareholder's historical cost basis.

Effective June 12, 1995, the Company acquired all of the outstanding stock of Comstar Network Services, Inc. ("Comstar"), a reseller of long-distance telephone services.

Effective July 7, 1995, the Company acquired all of the outstanding stock of Telecom Network, Inc. ("TNI"), a reseller of telecommunications services and products, principally to residential and small business customers. TNI also audits utility and telecommunications payments and provides cost recovery services to its customers (large and small businesses and governmental entities) for a percentage of recovered savings.

Effective October 27, 1995, the Company acquired all of the outstanding stock of National Solutions, Inc. ("NSC"). The principal business of NSC is to (i) enhance, for commercial use, healthcare management information and decision software technology acquired from the U.S. Government pursuant to the Federal Technology Transfer Act of 1986, as amended, and

(ii)sell the benefits from the use of such technology to large, self-insured companies and other healthcare plan administrators.
To date, the Company's revenues have been derived primarily from retroactive analysis of claims paid, with respect to which the Company has received a percentage of the recovered savings.


NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

CASH EQUIVALENTS

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

EQUIPMENT INVENTORIES

  Equipment (pay-per-view) inventories, net of an allowance for obsolescence, are stated at the lower of cost or market. Cost is determined by the specific identification method.

FURNITURE AND EQUIPMENT

  Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over periods that approximate the assets' useful lives.

  Capitalized lease assets are recorded at the lower of present value of minimum future lease payments at inception of the lease or the fair value of the asset and are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

INTANGIBLE ASSETS

  Intangible assets consist of the cost of acquired healthcare management decision software technology and the cost of acquired customer lists.
The cost of acquired healthcare management decision software technology ($12,400,000) is being amortized over the estimated useful life of such technology (20 years). The cost of acquired customer lists ($150,000) is being amortized over the estimated useful lives of the customer relationships acquired (approximately six months).

           SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED

Excess of cost over the fair value of net assets acquired (goodwill) is being amortized over periods ranging from 5 to 20 years.

The Company assesses the recoverability of intangible assets, including goodwill, if facts and circumstances suggest that the carrying amount of such intangible assets may have been impaired. If such an assessment indicates that the carrying value of intangible assets may not be recoverable (as determined by the undiscounted cash flows over the remaining amortization period), the carrying value of intangible assets is reduced.

REVENUE RECOGNITION

The Company generally recognizes revenue in the period in which the service is provided. Revenues related to audit or retroactive claims review services, which are based on a percentage of the savings, are recognized at the time of third party approval of the reimbursable amounts. At December 31, 1995, one of the Company's customers had advanced the Company $856,719 of funds in excess of those approved for reimbursement at that date. This amount has been reflected as deferred revenue in the accompanying consolidated balance sheets.

INCOME TAXES

The Company has applied the provisions of Statement of Financial
Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach in accounting for income taxes for all years presented.

INCOME (LOSS) PER SHARE

Income (loss) per share is computed by dividing net income (loss) by the average number of common shares outstanding during each period. Shares issuable upon conversion of the Company's convertible preferred stock, from exercise of outstanding stock purchase warrants and subject to rescission were not included in the calculation of earnings (loss) per share because their inclusion would have been anti-dilutive.


STATEMENT OF CASH FLOWS

The operating, investing and financing activities included in the consolidated statements of cash flows are presented net of the assets and liabilities acquired in connection with business combinations.

              SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LONG LIVED ASSETS

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 for the year ending December 31, 1995. The adoption of Statement No. 121 did not have a material financial statement impact.


USE OF ESTIMATES

The process of preparing financial statements requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

RECLASSIFICATIONS

Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the 1995 presentation.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The unaudited consolidated balance sheets at June 30, 1996 and the unaudited consolidated statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1996 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal and recurring accruals considered necessary for a fair presentation, have been included. Results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results for the full fiscal year.

              SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The Company incurred losses of $5,808,025 and $129,002 in 1995 and 1994, respectively, and used approximately $1,761,000 of cash in operations in 1995. The Company has a net working capital deficiency of $1,260,996 at December 31, 1995, including $1,579,395 of related party notes and debentures. Additionally, as discussed in Note 14, the Company is obligated to provide or arrange for $2,700,000 of working capital and equipment financing for acquired companies (none of which financing has currently been arranged) and may be required to offer purchasers of the Company's common stock in certain jurisdictions the right to rescind their stock purchase transactions.
The Company is required to make a stock purchase rescission offer to purchasers of its common stock in Michigan. The Company has estimated its exposure to be approximately $789,000 which is included in "Common Stock subject to rescission" in the accompanying consolidated balance sheet.
It is unclear if the Company will be required to make similar stock purchase rescission offers in other states. (See Note 14) The Company is encouraged by the prospects of its healthcare management subsidiaries and believes they will make the Company profitable in the future if the Company can invest sufficient funds in them. These funds are required to fully implement marketing plans, operational and new product development plans, and to provide working capital until such time as the Company generates adequate cash flows from operations.

The Company is in discussions with various institutional investors and lenders and potential strategic alliance partners. These discussions may result in financing commitments but, there is no assurance that such commitments will materialize. The Company is also waiting on a decision regarding the GECCS/News arbitration proceeding (See Note 14) which, if favorable, would provide the Company with liquidity for the short-term. The Company also contemplates a public offering of its common stock subsequent to completion of any rescission offers that may be appropriate.

Based on the foregoing factors it is uncertain whether or not the Company can generate adequate cash flows from operations, or from financing transactions to meet its obligations as they become due. In that event, the Company would be required to divest assets or businesses or seek other alternatives to maintain its operations.

              SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4  ACQUISITIONS

On August 29, 1994, the Company acquired, in two separate transactions, all of the outstanding stock of ATI and CCI in exchange for an aggregate of 1,700,000 shares of the Company's Class A convertible preferred stock and an aggregate of $550,000 principal amount of notes payable. Each share of preferred stock issued in connection with these acquisitions is convertible into one-half share of the Company's common stock at the election of the holder at any time prior to a public offering of the Company's common stock and are automatically converted at the time of such public offering. The $550,000 of acquisition notes payable bear interest at the rate of 6% per annum and were originally due within 90 days of the date of such acquisitions. Such notes have been extended from time to time and are now due upon completion of a public offering of the Company's common stock. The Company identified ATI as the accounting acquirer and accounted for the transaction as a purchase business combination.

In June 1995, the Company completed the acquisition of all of the outstanding stock of LCI from a person designated as a promoter/ shareholder of the Company in exchange for 1,075,000 shares of the Company's Class A preferred stock. The net assets acquired were recorded at the promoter/shareholder's historical cost. The cost basis of the promoter/shareholder was diminimis.

In June 1995, the Company acquired all of the outstanding stock of Comstar in exchange for 200,000 shares of the Company's common stock, valued at $126,000, and 500,000 shares of its Class A convertible preferred stock, valued at $157,500. The total purchase price was $283,500. Each share of preferred stock issued in connection with this acquisition is convertible into one-half share of the Company's common stock at the election of the holder at any time prior to a public offering of the Company's common stock and are automatically converted at the time of such public offering. The excess of the purchase price over the fair value of net assets acquired ($273,250) was allocated to goodwill and is being amortized over 5 years.

In July 1995, the Company acquired all of the outstanding stock of TNI in exchange for 4,550,000 shares of the Company's Class B convertible preferred stock, valued at $2,492,000, $450,000 of 10% convertible debentures and $50,000 in cash. Holders of the convertible debentures are also entitled to receive an aggregate of 225,000 stock purchase warrants, valued and recorded at $141,750, exercisible at any time prior to a public offering of the Company's common stock for an exercise price of $1.50 per share. Each share of preferred stock issued in connection with this acquisition is convertible into .36 shares of the Company's common stock at the election of the holder at any time prior to a public offering of the Company's common stock and are automatically converted at the time of such public offering. The 10% convertible debentures, plus accrued interest, are due at the time of a public offering of the Company's common stock and are convertible, at the election of the holder, into the Company's common stock at the public offering price in such public offering. The total purchase price for TNI was $3,138,450. The excess of the purchase price over the fair value of the net assets acquired was $2,758,779. This amount was written off, with no associated tax benefit, as more fully described in Note 5.

In October 1995, the Company acquired all of the outstanding stock of NSC in exchange for 2,000,000 shares of the Company's common stock valued at $6,916,000, cash of $1,000,000 and $250,000 in notes payable. The purchase price also included shares of the Company's common stock, valued at $2,000,000, to be issued to the former shareholders of NSC no later than November 30, 1996. The dollar amount of the shares to be issued($2,000,000) is shown as common stock to be issued in the accompanying consolidated financial statements. The number of additional shares to be issued is to be determined at the date of issuance based upon a formula and upon issuance will be valued at $2,000,000 in the aggregate. The formula to determine the number of additional shares to be issued is $5,000,000 minus outstanding advances made to NSC by the Company($520,000 at December 31, 1995) divided by the quoted market value of the Company's common stock ($16.25 per share at December 31, 1995). The $250,000 in notes payable are non-interest bearing and are due in equal monthly installments of $20,000. The total purchase price for NSC was $10.5 million, including the $2,000,000 in additional shares to be issued in November 1996 pursuant to the acquisition agreement. The excess of the purchase price over the fair value of the net assets acquired ($2,891,063) is being amortized over 20 years. The net assets acquired include $12,400,000 for healthcare management decision software technology that is being amortized over 20 years.

The acquisitions of Comstar, LCI, TNI, and NSC have been accounted for using the purchase method of accounting. The results of operations of these acquired businesses have been included in the consolidated financial statements since their respective dates of acquisition.

The following unaudited pro forma summary presents the results of operations, with pro forma adjustments (primarily intangible amortization)as if the acquisitions had occurred at the beginning of the indicated periods. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

                                       YEAR ENDED DECEMBER 31,
                                      -------------------------
                                          1995        1994
                                      -----------   -----------
Net revenues ......................   $ 6,610,000   $ 2,395,000
                                      ===========   ===========
Net loss ..........................   $(6,386,600)  $(4,358,000)
                                      ===========   ===========
Net loss per share.................   $     (1.19)  $     (1.24)
                                      ===========   ===========


NOTE 5  GOODWILL WRITE-DOWN

At December 31, 1995, the Company recognized a charge to income of $2,758,779 to write off, with no associated income tax benefit, all of the goodwill related to its acquisition of TNI. This write-off reflects the Company's belief that the business of TNI has been severely damaged as a result of actions taken by GE Capital Communications Service ("GECCS") and News Enterprise Wholesale Services, Ltd. ("News"), which actions included, among other things, (i) the failure of GECCS/News to provision customer accounts for telecommunications products and services offered by GECCS/News and sold by TNI pursuant to a contractual agreement among TNI, GECCS and News, (ii) the cancellation of TNI customers by GECCS/News and (iii) the failure of GECCS/News to properly bill and collect revenues due to TNI.

As further discussed in Note 14, the Company is the claimant in a binding arbitration proceeding against GECCS/News seeking damages of approximately $5 million arising from such actions. The accompanying consolidated financial statements do not give effect to amounts, if any, that may be realized by the Company from such proceedings. Amounts realized, if any, will be recognized in income when determinable.

               SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6  FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

                                           DECEMBER 31,
                                           ------------
                                          1995         1994
                                        ---------    --------
Furniture and equipment .............  $ 558,461    $347,885
Equipment held under capital lease ..    120,188       7,880
Leasehold improvements ..............     14,397        --
                                       ---------    --------
                                         693,046     355,765
Less: accumulated depreciation ......   (220,524)    (88,669)
                                       ---------    --------
Net furniture and equipment .....       $ 472,522   $267,096
                                       =========    ========

Depreciation expense was $122,471, $72,374 and $13,747 in 1995, 1994 and
1993, respectively.

NOTE 7  RELATED PARTY NOTES AND DEBENTURES

Related party notes and debentures consist of the following:

                                                        DECEMBER 31,
                                                        ------------
                                                      1995         1994
                                                    --------     --------
10% Convertible debentures payable to
former shareholders of TNI ...................   $   450,000   $   --
6% Acquisition notes payable to former
shareholders of ATI, secured by the
stock of ATI .................................       250,000     250,000
6% Acquisition notes payable to former
shareholders of CCI, secured by the
stock of CCI .................................       300,000     300,000
Notes payable to former shareholders of
NSC in equal monthly installments of
$20,000, non-interest bearing ................       210,000       --
8% - 10% Notes payable to stockholders due
on various dates through October 1996 ........       290,400       --




RELATED PARTY NOTES AND DEBENTURES (CONTINUED)

5% Note to former shareholder of CCI,
payable in equal monthly installments of
$1,415, secured by certain equipment                  75,000      75,000
10.50% Demand note payable to an officer,
secured by certain accounts receivable                50,000        --
Other                                                   --         2,750
                                                   ----------    --------
                                                   1,625,400     627,750
Less: current portion ..........................  (1,579,395)   (567,450)
                                                  -----------   --------
                                                 $    46,005    $ 60,300
                                                 ============   ========

The Company's 10% convertible debentures and 6% acquisition notes are payable at the time of a public offering of the Company's common stock.
The 10% convertible debentures are convertible, at the election of the holder, into shares of the Company's common stock at the public offering price in a public offering. These debentures and notes are classified as current liabilities in the accompanying consolidated financial statements in contemplation of a public offering of the Company's common stock.

The 6% acquisition notes payable to the former shareholders of ATI were originally due within 90 days of the date of acquisition of TNI. These notes were extended from time to time and are now due at the time of a public offering of the Company's common stock. In consideration of those extensions, the Company issued 140,000 shares of its Class B preferred stock and 166,668 stock purchase warrants exercisable at $1.50 per share.

The notes payable and debentures associated with the acquisitions of subsidiaries are collateralized by the stock of the respective subsidiaries.

Future maturities of related party notes and debentures as of December 31, 1995 are as follows:

1996 ............................     $1,579,395
1997 ............................         15,024
1998 ............................         15,794
1999 ............................         15,187
2000 ............................           --
                                      ----------
                                      $1,625,400
                                      ==========

NOTE 8  BORROWINGS UNDER LINE OF CREDIT


The Company, through two of its subsidiaries, has lines of credit which were fully utilized at December 31, 1995 and June 30, 1996.


NOTE 9  FINANCIAL INSTRUMENTS DISCLOSURE

Statement of Financial Accounting Standards No. 107 - Disclosures about
Fair Value of Financial Instruments requires disclosure of the estimated fair value of financial instruments. It is not practicable to estimate the fair value of the Company's debt instruments because most of the debt instruments are unique due to their terms being negotiated as a part of the acquisition of companies and comparable instruments do not exist. The carrying amount of the Company's other financial instruments, cash and cash equivalents and accounts receivable, are a reasonable estimate of their fair value.

Most of the Company's accounts receivable are for long-distance telephone services provided by TNI. Approximately 50% of TNI's customers are located in the State of Florida.

NOTE 10  INCOME TAXES

The income tax benefit recorded in 1995 consists of deferred income taxes No provisions for taxes currently payable were made in 1995, 1994 or 1993 due to operating losses in each of those years for income tax purposes. Income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate of 34 percent to income (loss) before income taxes as a result of the following:

                                                 YEAR ENDED DECEMBER 31
                                                 -----------------------
                                            1995         1994       1993
                                           ------       ------      -----
Amount computed at statutory rate       $(2,062,006)  $ (43,861) $ 115,229
Increase (reduction) in taxes
resulting from:
State income taxes                         (242,589)     (5,160)     --
Nondeductible goodwill amortization          14,682         --       --
Goodwill write-down                       1,048,336         --       --
Change in valuation allowance               980,777      49,021
Earnings of nontaxable
entities acquired                                                (115,229)
     Other                                    4,101        --        --
                                          ----------   ---------  --------
                                         $ (256,699)  $   --      $  --
                                           =========   ========= =========

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At December 31, 1994, the Company recorded a valuation allowance of $49,021 which was equal to the net deferred tax assets of the Company as of that date. In the first ten months of 1995, the Company recorded additional net deferred tax assets of approximately $930,000 (attributable primarily to net operating losses) with an addition to the valuation allowance in the same amount. As part of the acquisition of NSC, the Company recorded approximately $3.8 million of deferred tax liabilities. Because the deferred tax liabilities after the NSC acquisition exceeded the previously recorded gross deferred tax assets, the Company reversed the valuation allowance (approximately $980,000 as of October 31, 1995). Because this occurred as part of a business combination rather than through operations, the adjustment is recorded as a reduction in goodwill associated with the NSC acquisition rather than as an adjustment to operations.

The Company has temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by enacted tax laws. The Company also has net operating loss carry forwards available to reduce future taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

                                                      1995        1994
                                                   ----------  -----------
Deferred tax assets:
Net operating loss carryforwards                 $1,402,574    $  49,021
Allowance for doubtful accounts                     193,728        --
Equipment inventory valuation reserves               55,395        --
Accrued compensation                                953,714        --
                                                  -----------  ----------

Total deferred tax assets                         2,605,411       49,021
Less-valuation allowance                              --         (49,021)
                                                  -----------  ----------
Net deferred tax assets                           2,605,411        --
                                                  -----------  ----------
Deferred tax liabilities:
Intangible assets                                 4,672,733        --
Deferred compensation                               596,050        --
                                                  -----------  ----------
Total deferred tax liabilities                    5,268,783        --
                                                  -----------  ----------
Net deferred tax liabilities                     $2,663,372     $  --
                                                 ===========   ==========

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At December 31, 1995, the consolidated group of companies had unused net operating loss carryforwards of approximately $3.5 million, expiring on various dates through 2010. Of this amount approximately $2.3 million is not restricted as to use. The balance of the carryforwards amounting to approximately $1.2 million is restricted to offsetting future taxable income, if any, of the respective companies which generated the carryforwards and may be further limited as to utilization in any one year by existing tax laws.

Prior to their acquisition in August 1994, ATI and CCI were taxed under Subchapter S of the Internal Revenue Code and consequently, were not subject to Federal income tax.

NOTE 11 - STOCKHOLDERS' EQUITY

     CLASS A PREFERRED STOCK

The Company's Class A preferred stock is non-voting, has a stated value and liquidation preference of $1.00 per share, is convertible into one-half share of the Company's common stock at the election of the holder at any time prior to a public offering of the Company's common stock and automatically converts into common stock at the time of such public offering.


CLASS B PREFERRED STOCK

The Company's Class B preferred stock is non-voting, has a stated value and liquidation preference of $1.00 per share, is convertible into shares of the Company's common stock (with such number of shares to be determined as of the date of issuance, based on the stated value divided by the 10-day average closing bid price of the Company's common stock) at the election of the holder at any time prior to a public offering of the Company's common stock and automatically converts into common stock at the time of such public offering.

STOCK PURCHASE WARRANTS

The Company has issued common stock purchase warrants in conjunction with the sale and issuance of common stock, preferred stock and convertible debentures. The exercise prices of warrants issued (and to be issued in connection with the acquisition of TNI (See Note 4) were determined at arms-length in connection with the issuance of the Company's other securities. Such warrants are generally exercisible at any time within two years from the date of issuance and entitle the holder to receive one share of common stock for each warrant held. Warrants outstanding as of December 31, 1995 are summarized as follows:

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                           Exercise
                                                            Price
                                                Shares    per Share
                                               ---------  -----------
Outstanding at December 31, 1994 ...........     ---          ---
Issued during the year .....................   1,680,936  $1.50-$8.00
                                               ---------
Outstanding at December 31, 1995 ...........   1,680,936
                                               =========

NOTE 12  LEASES

The Company leases certain equipment under capital leases expiring on various dates through 2000. The amortization of assets under capital leases is included in depreciation expense. Minimum future lease payments for assets under capital leases as of December 31, 1995 are as follows:

          1996 ............................................  $ 52,092
          1997 ............................................    51,552
          1998 ............................................    48,820
          1999 ............................................    48,275
          2000 ............................................    16,985
                                                             --------
          Total minimum lease payments ....................   217,724
          Less: future amount representing interest .......   (59,206)
                                                             --------
          Present value of future minimum lease payments ..   158,518
          Less: current portion ...........................   (29,328)
                                                             --------
                                                             $129,190
                                                             ========

The Company also leases office space and equipment under operating leases expiring on various dates through 2000. Total minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 1995 are as follows:

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              1996 ..................................  $  282,371
              1997 ..................................     261,728
              1998 ..................................     223,137
              1999 ..................................     162,609
              2000 ..................................      71,556
                                                       ----------
              Total minimum future rental payments ..  $1,001,401
                                                       ==========

Rental expense under all operating leases was $94,961, $22,000 and $11,000 in 1995, 1994, and 1993, respectively.

NOTE 13 - EMPLOYMENT AGREEMENTS

The Company has employment agreements with certain key employees which provide for, among other things, the payment of compensation over 5 years from the date of employment regardless of whether or not the employee remains in the employ of the Company. The present value of future obligations under such agreements was $1,609,775 at December 31, 1995. The Company has also recorded a similar amount of deferred compensation related to these agreements. The deferred compensation has been reported on the basis that the related employee(s) continue to provide meaningful service to the Company. In the event the employee(s) cease to provide such service, deferred compensation would be reduced accordingly. Following is a summary of amounts included in the accompanying consolidated balance sheets for such agreements as of December 31, 1995:

Deferred compensation assets included in:
Other current assets .............................     $  406,675
Deferred compensation (non-current) ..............      1,168,405
                                                        -----------
                                                       $1,575,080
                                                        ===========

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred compensation liabilities included in:
Accrued compensation and employee benefits.            $  458,948
Deferred compensation (non-current)                     1,150,827
                                                       ----------
                                                       $1,609,775
                                                        ==========

In May 1994, the Company entered into a letter agreement to employ its current Chief Executive Officer. In connection with that letter agreement, the Company reserved 500,000 shares of its common stock, valued at $15,000, and 1,375,000 shares of its Class A preferred stock, valued at $20,625, to be issued as additional compensation upon satisfaction of certain conditions as set forth in the letter agreement. Such conditions were met during 1995 and the shares of common stock and Class A preferred stock previously reserved for issuance were issued. The Company recorded deferred compensation of $35,625 in 1995, which is being amortized over the life of the related employment agreement, for the value of the stock issued.

NOTE 14  COMMITMENTS AND CONTINGENCIES


In connection with certain of its business acquisitions, the Company is obligated, over the next two years, to provide or arrange for working capital and equipment financing transactions to provide funds totaling approximately $2.7 million for the use of acquired companies. While the Company believes it will be able to arrange such financing in one or more debt or equity financing transactions, there is no assurance that it will be able to do so, in which case the acquired companies could seek to enforce such financing commitments. In that event it is uncertain whether or not the Company would be able to fulfill such financing commitments in which case the Company would be required to seek other available alternatives.


One of the Company's subsidiaries is the claimant in a binding arbitration proceeding against GE Capital Communications Services ("GECCS") and New Enterprise Wholesale Services, Ltd. ("News") seeking damages of approximately $5 million arising out of a breach of contract for the purchase and resale of telecommunications services. GECCS and News have asserted a counter claim of approximately $461,000 for costs allegedly owed to GECCS and News. While the Company believes it will prevail in this case, it is not possible to predict its outcome or the amount of recovery, if any. The arbitration proceeding commenced on April 22, 1996 and was completed on April 25, 1996. The parties are to file briefs in June and July 1996 and a decision is anticipated by the end of September 1996.

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The Company has been notified by the Michigan Department of Commerce, Securities Bureau, that it has offered and sold securities in the State of Michigan without an exemption from registration under the Michigan Uniform Securities Act. As part of the proposed consent order from the State of Michigan, the Company is expected to be required to offer a right of rescission to Michigan purchasers of its securities. Enforcement sanctions relative to the sale of unregistered, non-exempt securities may also include fines and restrictions on the Company's ability to sell securities in Michigan. As of June 30, 1996, the Company estimates its maximum potential exposure as a result of the proposed rescission offer in the State of Michigan to be approximately $827,000, including interest of approximately $38,000.
The number of shares subject to rescission in the State of Michigan is approximately 242,000. The Company is seeking a change to the proposed Michigan order which would postpone any required rescission until after the Michigan purchases have been afforded an opportunity to resell their shares pursuant to registration under the Securities Act of 1933. As discussed above, it is unlikely that the Company would be able to complete a rescission offer in Michigan without additional financing commitments.

Purchasers of the Company's securities in other states may have rescission rights in the event it is determined that the Company has failed to meet the requirements of an exemption from registration or qualification in any such state. At the date of this registration statement, the Company has not completed its evaluation of compliance with exemptions in other states. In the event all purchasers are determined to have rescission rights, the Company's total exposure would be $4 to $6 million, including Michigan purchasers.


The shares subject to rescission offer in the State of Michigan are classified in the accompanying balance sheets as "Common Stock Subject to Rescission."

The Company and its subsidiaries are also parties in various actions and legal proceedings arising in the ordinary course of business, none of which are expected to materially affect the financial position, results of operations or cash flows of the Company.

NOTE 15  SEGMENT INFORMATION

The Company's operations are classified into two industry segments: healthcare cost management and containment products and services
("Healthcare"); and telecommunications products and services, including pay-per-view related services ("Telecommunications"). Following is a summary of segmented information:


                                                                                             SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                  -------------------------------            -----------------
                                                    1995       1994         1993              1996       1995
                                                   ------     ------       ------           ------      ------
Net revenues from unaffiliated customers:
  Healthcare                                  $    91,106  $     --    $     --         $   709,863    $   --
  Telecommunications                            2,893,778    807,669      996,188         1,268,477     307,724
                                              -----------  ----------    ----------     -----------    --------
                                                2,984,884    807,669      996,188         1,978,340     307,724
                                              ===========  ==========    ==========      ===========    ========
Income (loss) from operations:
  Healthcare                                    (363,857)       --           --          (1,649,732)       --
  Telecommunications                          (3,690,064)     59,554      336,707          (670,052)   (136,207)
  Corporate expenses                          (1,922,104)    (78,233)        --          (1,516,399)   (222,876)
  Elimination's                                   (4,705)   (107,902)        --             (17,941)    (13,572)
                                              -----------   ----------   ----------      -----------    --------
                                              (5,980,730)   (126,581)     336,707        (3,854,124)   (372,655)

Interest income                                    4,404       --           2,202            11,457         463
Interest expense                                 (84,110)    (2,421)         --            (164,166)     (6,463)
Other income (expense)                            (4,288)      --            --                --          (200)
                                              -----------   ----------    ----------      -----------   --------
Income (loss) before income taxes             (6,064,724)  (129,002)      338,909        (4,006,833)   (378,855)
                                              =========== ==========    ==========       ===========    ========
Depreciation and amortization expense:
Healthcare                                       104,669       --            --             480,394        --
Telecommunications                               371,005    103,482       13,747            151,199      41,738
Corporate                                         18,548      --            --               10,945        --
Elimination's                                    (34,895)  (31,108)         --               17,942      (8,628)
                                              -----------  ----------    ----------       ----------    --------
                                                 459,327    72,374        13,747            660,480      33,110
                                              =========== ==========    ==========       ===========    ========

Capital Expenditures:
Healthcare                                       41,999      --             --            1,044,722         --
Telecommunications                              227,436   408,938        91,002             183,298     198,387
Corporate                                        86,779      --            --                29,693        --
Elimination's                                   (18,933) (155,544)         --              (287,474)    (32,641)
                                             ----------- ---------     ----------        -----------    --------
                                            $   337,281$  253,394    $   91,002         $   970,239    $165,746
                                             =========== ==========   ==========         ===========    ========

             SYSTEMS COMMUNICATIONS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                  DECEMBER 31,                 JUNE 30,
                                                          ------------------------       --------------------
                                                             1995          1994            1996         1995
                                                           --------       --------       --------     --------
Identifiable Assets:
    Healthcare                                          $15,575,741    $    --        $18,561,826   $    --
    Telecommunications                                    2,709,226      812,299        2,173,860    2,259,329
    Corporate                                             3,373,297       75,825        2,441,757      193,949
    Elimination's                                          (112,610)    (107,902)         (95,159)    (114,394)
                                                         -----------    ---------      -----------   ---------
                                                        $21,545,654    $ 780,222      $23,082,284   $2,338,884
                                                        ===========    =========      ===========   ==========
        The Company has no intersegment revenues.


For each of the three years in the period ended December 31, 1995, the Company had no customers that accounted for more than 10% of the Company's net revenues.

NOTE 16  STATEMENTS OF CASH FLOWS SUPPLEMENTAL INFORMATION


                                                                                      SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                 JUNE 30,
                                             ------------------------------           ----------------
                                              1995       1994       1993             1996        1995
                                            -------     -------   --------         --------     -------
Non-cash transactions:
   Equipment capital leases             $  112,308     $7,880    $   --            $701,475    $  116,084
                                         ==========    ======      ======           ========   ==========
   Common stock issued for
      compensation                         451,773       --          --             199,865        35,031
                                        ==========     ======      ======          ========    ==========
   Stock and warrants issued in
      consideration for extension of
      related party indebtedness          341,600       --           --                --          --
                                        ==========    ======       ======          ========    ==========
   Employment agreements                1,609,775       --           --                --      1,110,923
                                       ==========     ======       ======          ========    ==========
   Notes payable issued in
      connection with
      business acquisitions               700,000       --           --                --         --
                                       ==========     ======       ======          ========    ==========
Issuance of Stock for debt                  --          --           --            199,007        --
                                       ==========     ======       ======          ========    ==========
Cash paid during the period for:
   Interest                                23,055     2,421         --                --           11,527
                                       ==========     ======       ======          ========     ==========
   Income taxes                        $     --      $  --     $    --            $   --       $    --
                                       ==========    ======        ======          ========     ==========


NOTE 17  EVENTS SUBSEQUENT TO DECEMBER 31, 1995

In March 1996, the Company acquired all of the outstanding stock of Health Management Technologies, Inc. ("HMT"), whose principal business is the development, sale and maintenance of medical management computer software, for 309,837 shares of its common stock valued at $2,000,000. The Company has tentatively allocated all of the HMT excess purchase price ($2,080,000) to goodwill pending final analysis by the Company.

The following unaudited pro forma summary operating results for the six months ended June 30, 1996, includes the results of operations of companies acquired in 1995 for all six months and the operating results of HMT (with pro forma adjustments for goodwill amortization) as if HMT was acquired as of January 1, 1996. The pro forma operating results for the six months ended June 30, 1995 reflects the operating results of companies acquired in 1995 and, HMT acquired in 1996, with pro forma adjustments (primarily goodwill and intangible amortization) as if the acquisitions were consummated on January 1, 1995. The pro forma summary is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future operating results of the combined companies.


                                                 SIX MONTHS ENDED
                                         -------------------------------
                                                     JUNE 30,
                                         -------------------------------
                                           1996                   1995
                                         ---------             ---------
Net revenues                            $ 2,181,412          $ 3,382,834
                                        -----------            ---------
Net loss                                (2,721,967)          (1,181,899)
                                        -----------            ---------
Net loss per share                      $     (.34)          $     (.23)
                                        -----------            ---------

In May 1996, the Company gave notice to the principals of CCI of its intent to abandon its investment in CCI. Pursuant to the terms of the acquisition and related pledge agreements, the effect of such abandonment is that the former shareholders of CCI will receive the shares of stock in CCI acquired in 1994 by the Company in return for the shares of preferred stock issued by the Company to the former shareholders of CCI in connection with the acquisition (see Note 4). Also, in May 1996 the former shareholders of CCI filed suit against the Company for payment of the $300,000 notes payable issued as part of the acquisition agreement and the issuance of an additional 200,000 shares of Class A preferred stock they allege are due. The operations of CCI are included in the accompanying consolidated financial statements through May 1996. The assets and liabilities of CCI were removed from the Company's balance sheet in May 1996 with no material effect on operations. For the year ended December 31, 1995, CCI reported approximately $158,000 in revenues and a net loss of approximately $247,000. At December 31, 1995, CCI had net assets of approximately $245,000. The Company plans to vigorously defend the claims brought against it by the former CCI shareholders and does not believe the outcome will have a material adverse affect on the Company's financial position, operations or cash flow.


NOTE 18 - Valuation and Qualifying Accounts

Valuation and qualifying accounts (which are deducted from the assets to which they apply) consist of an allowance for doubtful accounts ($510,000 at December 31, 1995) and a reserve for obsolete equipment inventories, the provision for which was made in 1995, of $145,776.

Following is a summary of the allowance for doubtful accounts:

     Balance, December 31, 1994               $   --
     Additions:
     Acquisition of businesses                  328,247
     Provision for bad debts charged
     to operations                              181,753
     Deductions                                    --
                                                --------
     Balance, December 31, 1995                 $510,000
                                                ========

                          SYSTEMS COMMUNICATIONS, INC.
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     AND SIX MONTHS ENDED JUNE 30, 1996

The accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1995 has been prepared to reflect the acquisitions of NSC, acquired effective October 27, 1995, Telcom, acquired effective July 7, 1995, and HMT, acquired effective March 12, 1996, as if the acquisitions occurred as of January 1, 1995. The accompanying unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 1996 includes the historical effects of NSC and Telcom for all six months and HMT for four months and have been prepared as if HMT was acquired on January 1, 1996. The unaudited pro forma financial information does not include the historical effects of the acquisitions by the Company of LCI and Comstar as their operations are diminimus.


The pro forma consolidated statements of operations are based on the historical operating results of the acquired businesses and give effect to the purchase method of accounting for deferred income tax assets and liabilities, intangible assets acquired and goodwill arising from the acquisitions.

The pro forma information is not indicative of the actual results of operations that would have been achieved had such acquisitions been consummated as of the beginning of the respective periods. The pro forma information should be read in conjunction with the historical financial statements included elsewhere herein.

                        SYSTEMS COMMUNICATIONS, INC.
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                HISTORICAL
                                         ------------------------------------------
                                                                                          PRO FORMA     PRO FORMA
                                         CONSOLIDATED(1) NSC(2)    TNI(2)     HMT(3)     ADJUSTMENTS     TOTALS
                                         ------------    ------   -------    ------      -----------   ----------
Net revenues:
  Healthcare                                 91,106     979,122    --       1,314,646        --        2,384,874
  Telecommunications                      2,893,778       __     2,645,626      --           --        5,539,404
                                         ----------    --------  ---------  ---------    ------------ - --------
                                          2,984,884     979,122  2,645,626  1,314,646        --        7,924,278
                                         ----------    --------  ---------  ---------    ------------  ---------
Costs and expenses:
  Cost of healthcare revenues                45,553     489,561    --         184,999        --          720,113
  Cost of telecommunication revenues      2,014,460      --      2,274,860      --           --        4,289,320
  Selling and administrative expenses     3,687,495   1,616,059    555,743  1,095,825        --        6,955,122
  Goodwill write-down                     2,758,779      --        --          --         71,772(6)    2,830,551
  Depreciation and amortization             459,327       3,176      5,009     44,006    516,667(4)
                                                                                         242,518(5)
                                                                                          74,432(6)    1,345,135
                                        ------------  -----------  ---------  -------    ----------  -----------
                                          8,965,614   2,108,796  2,835,612  1,324,830    905,389      16,140,241
                                         -----------  -----------  ---------  -------    ----------  -----------
Loss from operations                     (5,980,730) (1,129,674)  (189,986)   (10,184)  (905,389)    (8,215,963)
Interest income                               4,404      --          1,113       --         --             5,517
Interest expense                            (84,110)    (11,957)      --       (9,590)      --         (105,657)
Other expense, net                           (4,288)      --          --         --         --           (4,288)
                                         -----------  -----------  ---------   --------  ----------   ----------
Loss before income taxes                 (6,064,724) (1,141,631)  (188,873)   (19,774)  (905,389)    (8,320,391)
Income tax benefit                         (256,699)     --           --         --   (1,560,408)(6) (1,817,107)
                                         -----------  -----------  --------    ------   -----------   ----------
Net loss                                 (5,808,025) (1,141,631)  (188,873)   (19,774)   655,019     (6,503,284)
                                        ============ =========== =========== ========    ========     ==========
Loss per share                         $      (1.81)                                                $     (1.15)
                                        ============                                                 ===========
Weighted average number
 of common shares outstanding              3,201,991                                                5,675,930(7)
                                         ============                                               ============
         See Accompanying Notes

                               SYSTEMS COMMUNICATIONS, INC.
                          UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                                STATEMENT OF OPERATIONS
                        FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                  HISTORICAL
                                        ------------------------------      PRO FORMA         PRO FORMA
                                        CONSOLIDATED(8)       HMT(9)       ADJUSTMENTS         TOTALS
                                        ---------------     ---------     -----------        -----------
Net revenues:
  Healthcare                           $   709,863           $203,072       $  --           $   912,935
  Telecommunications                     1,268,477              --             --             1,268,477
                                        -----------          --------      ---------        -----------
                                       $ 1,978,340           $203,072          --           $ 2,181,412
                                        -----------          --------      ---------        -----------

Costs and expenses:
  Cost of healthcare revenues              155,722              --             --               155,722
  Cost of telecommunication revenues       853,064              --             --               853,064
  Selling and administrative expenses    4,163,198            213,991          --             4,377,189
  Depreciation and amortization            660,480             11,293       17,330(5)           689,103
                                        -----------           --------     ---------         -----------
                                         5,832,464            225,284       17,330            6,075,078
                                        -----------           --------     ---------         -----------

Loss from operations                    (3,854,124)           (22,212)     (17,330)          (3,893,666)
Interest income                             11,457               --           --                 11,457
Interest expense                         (164,166)            (1,666)        --               (165,832)
                                        -----------          --------      ---------          -----------
Loss before income taxes                (4,006,833)          (23,878)     (17,330)          (4,048,041)
Income tax benefit                      (1,317,000)             --         (9,074)(10)      (1,326,074)
                                        -----------          --------      ---------         ----------
Net loss                               $(2,689,833)         $(23,878)      (8,256)         $(2,721,967)
                                        ===========         ========      =========         ===========

Loss per share                                (.34)                                                (.34)
                                          ===========                                        ===========

Weighted average number of common shares
  outstanding                             7,894,808                                           8,116,120(7)
                                         ===========                                          ===========

See Accompanying Notes

                          SYSTEMS COMMUNICATIONS, INC.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1995 AND
                        SIX MONTHS ENDED JUNE 30, 1996

( 1)Represents the consolidated results of operations of the Company for the year ended December 31, 1995, which includes the operating results of businesses acquired during 1995 from their respective dates of acquisition.

( 2)Represents the historical unaudited results of operations of businesses acquired in 1995 for the period from January 1, 1995 to their respective dates of acquisition, which results are not included in the historical consolidated financial statements of the Company.

( 3)Represents the historical unaudited results of operations of HMT for the year ended December 31, 1995.

( 4)To reflect the amortization of intangibles acquired in connection with acquisitions consummated in 1995 for the period from January 1, 1995 to the respective dates of acquisition.

( 5)To reflect the amortization of goodwill related to acquisitions consummated in 1995 for the period from January 1, 1995 to the respective dates of acquisition and, for the six months ended
    June 30, 1996, the amortization of goodwill related to the acquisition of HMT for the period from January 1, 1996 to the date of acquisition.

( 6)To reflect the effects from the recognition of deferred income tax assets and liabilities of acquired businesses as of the beginning of the period.

( 7)To reflect the adjusted number of common shares outstanding giving effect to shares issued in connection with businesses acquired.

( 8)Represents the unaudited consolidated results of operations of the Company for the six months ended June 30, 1996, which includes the results of operations of businesses acquired in fiscal 1995 and the results of operations of HMT for the period from the date of acquisition to June 30, 1996.

( 9)Represents the historical unaudited results of operations of HMT for the period from January 1, 1996 to February 28, 1996, which results are not included in the historical consolidated financial statements of the Company.

(10)To reflect the deferred income tax benefit applicable to HMT's loss for the period prior to its acquisition by the Company.

KERKERING BARBERIO & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Shareholders
National Solutions Corporation

We have audited the balance sheets of National Solutions Corporation (a development stage enterprise) as of December 31, 1994 and 1993, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for the year ended December 31, 1994 and the period May 19, 1993 (inception) through December 31, 1993. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Solutions Corporation as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the year ended December 31, 1994 and the period ended December 31, 1993 in conformity with generally accepted accounting principles.


                                   /s/ Kerkering Barberio & Co.


Sarasota, Florida
April 12, 1996

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1993

Assets                                                 1994      1993
                                                       ----      ----
Current Assets
 Cash                                              $  41,717  $ 27,075
 Prepaid expenses                                     64,997      --
 Advances to sub-contractor                          624,895      --
                                                    --------   -------
  Total current assets                               731,609    27,075

Furniture and equipment, net                          16,420      --
Deposits                                              34,775      --
                                                    --------   -------

Total Assets                                      $  782,804  $ 27,075
                                                   =========  ========
Liabilities and Shareholders' Equity (Deficit)

Current Liabilities
 Accounts payable                                 $  32,020     26,129
 Accured payroll, related taxes and withholdings     42,436       - -
 Lease payable, current portion                       2,204       - -
 Advances from customer                           1,249,789     91,200
                                                  ---------    -------
  Total current liabilities                       1,326,449    117,329

Lease payable - non-current portion                   5,165       - -
                                                  ---------    -------
 Total liabilities                                1,331,614    117,329
                                                 ----------   --------

Shareholders' Equity (Deficit)
 Common stock, no par value, 50,000,000
  shares authorized, 5,782,900 share issued
  and outstanding                                       578       578
 Deficit accumulated during the development stage $(549,388)  (90,832)
                                                   --------   --------
  Total shareholders' equity (deficit)             (548,810)  (90,254)
                                                   --------   --------
Total Liabilities & Shareholders' Equity (Deficit) $782,804  $ 27,075
                                                   ========   ========

                     The accompanying notes are an integral
                      part of these financial statements.

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                        YEAR ENDED DECEMBER 31, 1994 AND
           PERIOD MAY 19, 1993 (INCEPTION) THROUGH DECEMBER 31, 1993

                                                    1994          1993
                                                    ----          ----
Revenue                                         $ 340,831        $ - -
                                                ---------       ------

Expenses
 Computer services                                 170,415         --
 Professional services                             235,623      79,866
 Salaries, related taxes and benefits              283,456         - -
 Office                                             52,889       3,579
 Travel                                             57,004       7,387
                                                 ---------    --------
  Total expenses                                   799,387      90,832
                                                 ---------    --------

Loss before income taxes                           458,556      90,832

Income taxes                                           -           -
                                                  ---------   --------

Net loss                                         $ 458,556    $ 90,832
                                                  =========   ========

                     The accompanying notes are an integral
                      part of these financial statements.

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                        YEAR ENDED DECEMBER 31, 1994 AND
           PERIOD MAY 19, 1993 (INCEPTION) THROUGH DECEMBER 31, 1993

                                                       Deficit
                                                     Accumulated
                                                     During the
                                      Common         Development
                                      Stock             Stage     Totals
                                      ------      -----------     ------
Balances - May 19, 1993 (Inception)   $ --           $  --      $  --

Issuance of common stock                578             --           578

Net loss                                --           (90,832)   (90,832)
                                     ------        ---------    --------

Balances - December 31, 1993            578          (90,832)   (90,254)

Net loss                               --           (458,556)  (458,556)
                                     ------        ---------   ---------

Balances - December 31, 1994         $  578       $ (549,388)$ (548,810)
                                     ======        ==========   ========

                     The accompanying notes are an integral
                      part of these financial statements.

                          NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                        YEAR ENDED DECEMBER 31, 1994 AND
           PERIOD MAY 19, 1993 (INCEPTION) THROUGH DECEMBER 31, 1993

                                                     1994         1993
                                                     ----         ----
Cash Flows From Operating Activities
 Fees and advances received from customer       $ 1,499,420   $ 91,200
 Fees and advances paid to computer services
  sub-contractor                                   (795,310)      --
 Payments to vendors, suppliers and employees      (679,597)  (64,703)
                                                   ---------   -------
  Net cash provided by operating activities         (24,513)    26,497
                                                   ---------   -------

Cash Flows From Investing Activities
 Purchase of furniture and equipment                 (9,871)      --
                                                    --------   -------

Cash Flows From Financing Activities
 Issuance of common stock                              - -        578
 Temporary working capital advance from shareholder  50,000       --
 Repayment of temporary working capital advance     (50,000)      --
                                                    --------    ------
  Net cash provided by financing activities            --         578
                                                    --------    ------

Net increase in cash                                 14,642     27,075

Cash at beginning of period                          27,075       --
                                                    --------    ------
Cash at end of period                              $ 41,717   $ 27,075
                                                    ========    ======

                     The accompanying notes are an integral
                      part of these financial statements.

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

Note 1 - Summary of Significant Accounting Policies
Organization and Merger National Solutions Corporation (Company) was incorporated in the Commonwealth of Pennsylvania on May 19, 1993. The Company provides health care payment analysis services to customers for the purpose of determining the appropriateness of such payments.
It also advises customers as to ways in which they can improve their health care benefits administration.

Development Stage Enterprise
The Company is considered to be a development stage enterprise because it has not yet commenced full operations, and its operations through December 31, 1994, have generated an insignificant amount of revenue. As subsequently discussed, a substantial portion of the Company's billings to its initial customer are subject to the ability of a third party to recover certain amounts disbursed by the third party on behalf of the initial customer. Therefore, such billings are not included in the accompanying financial statements.

Financial Statements
The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Advance Billings and Deferrals
As the Company certifies to a customer instances of health care overpayments, invoices are submitted to the customer indicating the Company's fee. Such invoices are considered advance billings because the fee is not payable by the customer until the customer's plan administrator concurs with the Company's certification and recovers the previously expended amounts. From time to time a customer may advance money to the Company based on the advance billings; however, such advances are refundable to the customer should plan administrator concurrence be withheld or recovery not be possible.

Since the Company's initial customer must negotiate with its plan administrator regarding recovery of overpayments, all advance billings through December 31, 1994, are not included in the accompanying financial statements.

Presently, the Company utilizes the services of a sub-contractor to process customer data files. From time to time the Company may advance money to this sub-contractor. Such Company advances are based on advances received by the Company from its customer.

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

Furniture and Equipment
Furniture and equipment, including asset rights under capital leases, are recorded at cost, and depreciation is provided using the straight line method over estimated useful lives, ranging from three to ten years.

Note 1 - Summary of Significant Accounting Policies (Continued)
Income Taxes
The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


Note 2 - Advance Billings and Advances
Through December 31, 1994, the Company has issued total billings of $2,272,316 to its initial customer. Of this amount, $340,831 has been recognized as revenue in the accompany statement of operations. The balance of $1,931,485 is considered an advance billing and is not reflected in the accompanying financial statements. At December 31, 1994 and 1993 the Company's initial customer had advanced $1,249,789 and $91,200, respectively, to the Company. Correspondingly, the Company advanced $624,895 to the sub-contractor processing certain customer computer files on behalf of the Company at December 31, 1994. No advances were made to the sub-contractor at December 31, 1993.

Note 3 - Furniture and Equipment
Furniture and equipment consisted of the following at December 31, 1994:

       Furniture and equipment                                $  9,250
       Telephone system under capital lease                      7,990
                                                              --------
                                                                17,240
       Less accumulated depreciation and amortization              820
                                                              --------
                                                              $ 16,420
                                                              ========

Amortization expense relating to the telephone system under capital lease was $666 in 1994.

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

Note 4 - Leases
The Company leases its telephone system under a capital lease. Minimum annual rental payments for this lease and an operating lease for its offices at December 31, 1994, are as follows:

                                  Capital    Operating
       Year                        Lease       Lease        Totals
       ----                       -------    ---------    ---------
       1995                       $ 3,557    $  32,149    $  35,706
       1996                         3,557       49,685       53,242
       1997                         2,667       53,001       53,890
       1998                                     56,317       56,317
       1999                                     51,143       51,143
                                  -------    ---------    ---------
                                    9,781    $ 242,295    $ 250,298
                                             =========    =========
Less portion representing
 interest                           2,412
                                  -------
Present value of net
 minimum lease payments
 under capital lease              $ 7,369
                                  =======

Rent of $4,204 is included in office expense in the accompanying 1994 statement of operations.


Note 5 - Income Taxes
At December 31, 1994 the Company has a net operating loss carryforward of approximately $550,000 which expires during the years 2008 and 2009. The 1994 and 1993 tax benefits relating to losses incurred in each year (assuming a 34% tax rate) amounted to approximately $156,000 and $30,000, respectively. However, based on the Company's designation as a development stage enterprise, there is no basis to conclude that such tax benefits will be realized. Accordingly, a valuation allowance has been provided for all such tax benefits.

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

Note 6 - Related Party Transactions
Certain shareholders have provided various consulting services to the Company. Payments for such services approximated $229,000 and $78,000 in 1994 and 1993, respectively and are included in professional services in the accompanying statements of operations. Commencing July 1, 1994 the same shareholders became employees of the Company and have earned compensation of $225,000 through December 31, 1994, which is included in wages, related taxes and benefits in the accompanying statement of operations.

Note 7 - Warrants to Purchase Common Stock
In connection with a consulting agreement dated August 5, 1994, the Company has an agreement to issue warrants to purchase 200,000 shares of the Company's common stock at $.25 per share. Such warrants would be exercisable at any time through August 5, 1997.


Note 8 - Commitment
Under a Cooperative Research and Development Agreement (CRDA) between the Company and the U.S. Department of the Army, the Company has obtained substantially exclusive rights to software technology developed by the U.S. Department of the Army. As part of the CRDA, which runs through 1997, the Company has agreed to assist the U.S. Department of the Army in enhancing the software technology by assigning appropriate Company personnel to assist the U.S. Department of the Army in this process. In addition, the Company expects to purchase computer time from the U.S. Department of the Army at a minimum cost of approximately $25,000 per calendar quarter throughout the life of the CRDA. At
December 31, 1994, the Company has prepaid the initial minimum $25,000 fee. Also, the Company must pay as a royalty to the U.S. Department of the Army 5% of any gross revenues received by the Company from the licensing, assignment, sale, lease, rental, sub-license or any other use of the aforementioned software technology. As of December 31, 1994, the Company had not utilized such software technology to generate any revenue.

                         NATIONAL SOLUTIONS CORPORATION
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

Note 9 - Statements of Cash Flows Reconciliation
Reconciliation of net loss to net cash provided by operating activities:

                                                     1994         1993
                                                ---------      ---------
Net loss                                       $ (458,556)    $ (90,832)
                                               -----------     ---------
 Adjustments to reconcile net loss to net
  cash provided by operating activities:
  Depreciation                                        820           --
  Increase in operating assets
   Prepaid expenses                               (64,997)          --
   Deposits                                       (34,775)          --
  Increase in operating liabilities
   Accounts payable                                 5,891         26,129
   Accrued payroll, etc.                           42,436           --
   Advances from customer                         533,694         91,200
                                                  -------      ---------
    Total adjustments                             483,069        117,329
                                                 --------      ---------
Net cash provided by operating activities        $ 24,513       $ 26,497
                                                =========       ========

Note 10 - Subsequent Event
On March 15, 1995, the Company borrowed $100,000 from an individual under a demand note agreement secured by the collections from the Company's initial customer. Under the agreement the Lender may demand and receive, in lieu of cash, shares of stock issued by the Company at an agreed-upon value of $2.50 per share for the principal and interest outstanding at the time such demand is made.

On October 27, 1995 all of the issued and outstanding stock of the Company was acquired by Systems Communications, Inc. (SCI) in exchange for cash and stock of SCI.

                          NATIONAL SOLUTIONS CORPORATION
                         (A DEVELOPMENT STAGE ENTERPRISE)
                                   BALANCE SHEET
                              AS OF OCTOBER 31, 1995
                                    (UNAUDITED)

ASSETS
Current Assets
 Cash                                                           $    10,193
 Prepaid expenses                                                    16,249
 Advances to sub-contractor                                          75,141
 Deferred Expense                                                   425,392
                                                                    -------
Total current assets                                                526,975
Furniture and equipment, net                                         21,551
Deposits                                                             19,943
                                                                    -------
Total Assets                                                        568,469
                                                                   ========
LIABILITIES AND SHAREHOLDERS' EQUITY(DEFICIT)
Current Liabilities
 Accounts payable                                                   132,706
 Accrued payroll, related taxes and withholdings                    759,348
 Lease payable, current portion                                       2,422
 Advances from customer                                             850,782
 Notes Payable                                                      500,000
                                                                    -------
 Total current liabilities                                        2,245,258
Lease payable - non-current portion                                   2,902
                                                                    -------
Total liabilities                                                 2,248,160
                                                                  ---------
Shareholders' Equity (Deficit)
 Common stock, no par value, 50,000,000
      shares authorized, 5,782,900 shares issued
      and outstanding                                                   578
 Deficit accumulated during the development stage                (1,680,269)
                                                                 ----------
Total shareholders' equity (deficit)                             (1,679,691)
                                                                 ----------
Total Liabilities and Shareholders' Equity (Deficit)            $   568,469
                                                                   ========

The accompanying notes are an integral part of these financial statements.

                            NATIONAL SOLUTIONS CORPORATION
                           (A DEVELOPMENT STAGE ENTERPRISE)
                                STATEMENT OF OPERATIONS
                       For the ten Months Ended, October 31, 1995
                                       (UNAUDITED)

Revenue                                                       $   979,122
Expenses
 Computer Services                                                489,561
 Professional Services                                            188,110
 Salaries, related taxes and benefits                           1,234,842
 Office                                                           124,278
 Travel                                                            73,212
                                                                ---------
Total expenses                                                  2,110,003
                                                                ---------

Net Loss                                                     $ (1,130,881)
                                                                =========

The accompanying notes are an integral part of these financial statements.

                     NATIONAL SOLUTIONS CORPORATION
                    (A DEVELOPMENT STAGE ENTERPRISE)
                        STATEMENT OF CASH FLOWS
                For the Ten Months ended, October 31, 1995

Cash flows from operating activities:
  Net Loss                                                    $  (1,130,881)
  Adjustments to reconcile net loss to net cash
      used in operations:
            Depreciation                                             1,971
            Increase (decrease) in cash from changes
             in operating assets and liabilities.
                 Accounts receivable                               (75,141)
                 Deferred expenses                                (425,392)
                 Other assets                                      688,475
                 Accounts payable                                   60,112
                 Accrued expenses                                    3,003
                 Accrued compensation                              716,912
                 Other assets                                     (363,481)
                                                                  ---------

  Net cash used in operating activities                           (524,422)
                                                                  ---------

Cash flows from investing activities:
       Expenditures for furniture and equipment                     (6,802)
                                                                  ---------

       Cash used in investing activities                            (6,802)
                                                                  ---------

Cash flows from financing activities:
       Proceeds from issuance of notes payable                     500,000
                                                                   --------

       Cash provided by financing activities                       500,000
                                                                   --------

Net Decrease in cash                                               (31,224)
Cash and cash equivalents at beginning of the period                41,417
                                                                   --------

Cash and cash equivalents at end of the period                    $ 10,193
                                                                  =========

The accompanying notes are an integral part of the financial statements.

                    NATIONAL SOLUTIONS CORPORATION
                    (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
                           OCTOBER 31, 1995

NOTE 1 -The unaudited balance sheet at October 31, 1995 and the unaudited statements of operations and cash flows for the ten months ended October 31, 1995 have been prepared in accordance with generally accepted accounting principals for interim financial information.
Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principals for complete financial statements. In the opinion of management, all adjustments, consisting of normal and recurring accruals considered necessary for a fair presentation have been included. Results of operations for the ten months ended October 31, 1995 are not necessarily indicative of the results for the full fiscal year.

NOTE 2 - Effective October 27, 1995, Systems Communications, Inc. ("SCI") acquired all of the outstanding stock of the Company. In connection with the acquisition, the stockholders of the Company received a combination of cash, SCI Common Stock and notes plus additional shares to be issued in the future based on certain performance measures. SCI also advanced approximately $300,000 for working capital.

                         [LETTERHEAD, MANUEL JUNCO, JR.]


                          INDEPENDENT AUDITOR'S REPORT

July 14, 1995

To the Board of Directors
Telcom Network, Inc.
Orlando, Florida:

I have audited the accompanying balance sheet of Telcom Network, Inc. as of December 31, 1994 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Telcom Network, Inc., as of December 31, 1994, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.


/s/ Manuel Junco, Jr.
- ---------------------------
Manuel Junco, Jr.
Certified Public Accountant
Tampa, Florida

                               TELCOM NETWORK, INC.
                                 Balance Sheet
                               December 31, 1994

                     ASSETS

Current assets
  Cash                                                        $  110,058
  Accounts receivable, net of allowance for
   doubtful accounts of $81,975.                                 649,134
                                                              ----------
       Total current assets                                      759,192

Property and equipment, net of accumulated
  depreciation of $528 (note 1,2)                                  7,088
Other assets                                                         500
                                                              ----------

Total assets                                                     766,780
                                                              ==========


    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                               658,131
  Due to officers                                                 11,302
                                                              ----------
       Total current liabilities                                 669,433

Other liabilities
  Deferred tax liability (note 3)                                    338
                                                              ----------
       Total liabilities                                         669,771
                                                              ----------

Stockholders' equity
  Common stock (No par value, 1,500 shares authorized,
     and no shares outstanding)                                     --
  Redeemable, convertible preferred stock (note 6)               327,500
Retained deficit                                               (230,491)
                                                              ----------
       Total stockholders' equity                                 97,009
                                                              ----------

Total liabilities and stockholders' equity                    $  766,780
                                                              ==========

Read accompanying notes.

                              TELCOM NETWORK, INC.
                                Income Statement
                          Year ended December 31, 1994

SALES REVENUE:
   Sales                                                    $ 1,246,298
                                                            -----------
        Net sales revenue                                     1,246,298
                                                            -----------

Cost of sales                                                 1,054,041
                                                            -----------
        Gross profit                                            192,257


OPERATING EXPENSES:
   Selling                                                       40,595
   General & administrative                                     381,473
   Depreciation                                                     528
                                                            -----------
        Total operating expenses                                422,596
                                                            -----------

        Net loss from operations                              (230,339)
                                                             ----------

Other income(expense)                                               186
                                                             ----------

        Net loss before income taxes                           (23,153)

Deferred income taxes                                             (338)
                                                             ----------

        Net loss                                            $ (230,491)
                                                             ==========


Read accompanying notes.

                            TELCOM NETWORK, INC.
                       Statement of Stockholders' Equity
                          Year ended December 31, 1994

                                Common    Preferred    Retained
                                Stock       Stock      Deficit     Total
                               -------    -------      -------    ------
Balances at December 31, 1993 $   --      $   --      $  --      $  --

Common Stock                      --         --          --         --

Preferred Stock                   --        327,500      --     327,500

Net loss                          --         --      (230,491) (230,491)
                               --------    -------   --------   --------

Balances at December 31, 1994 $   --       $327,500  $(230,491) $ 97,009
                              =========    ========   =========  =======



Read accompanying notes.

                              TELCOM NETWORK, INC.
                            Statement of Cash Flows
                          Year ended December 31, 1994

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                   $ (230,491)
  Adjustments to reconcile net income to net cash
    provided by operating activities:

    Deferred income tax                                             338
    Depreciation                                                    528
    (Increase) decrease in:
      Accounts receivable, net                                 (649,134)
      Other assets                                                 (500)
    Increase (decrease) in:
      Due to officers                                             8,802
      Accounts payable                                          658,131
                                                              ----------
           Net cash used by operating activities               (212,326)


CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                            (5,116)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash from issuance of preferred stock                         327,500
                                                              ----------

       Net cash provided by investing and financing activities  322,384
                                                              ----------

       Net increase in cash                                     100,058

Cash and cash equivalents at beginning of year                      --
                                                              ----------

Cash and cash equivalents at end of year                      $ 110,058
                                                              ==========
SUPPLEMENTAL DISCLOSURE:
  Cash paid during the year for:
    Interest                                                  $     461
                                                              ==========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES:
  Purchase of computer from officer for $2,500 in exchange
   for a loan payable to officer for $2,500.



Read accompanying notes.

                             TELCOM NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Telcom Network, Inc. (the Company) was incorporated on October 28, 1993 The Company is a reseller of communications products and services, principally long distance and provides audit services on telecommunication and utility billings. Headquartered in Orlando, the Company has a branch office in San Diego with dealers located in Philadelphia, Long Island, Montgomery, Buffalo, Detroit, Los Angeles, Milwaukee, Tampa, Sarasota, Boston and San Diego.

 Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instrument purchases with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred income taxes are provided for certain temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue Recognition

The Company recognizes revenues in the period in which the service is provided. Revenues related to the Company's telecommunication and utility auditing services are recognized upon approval by the service provider of the reimbursable amount.

                             TELCOM NETWORK, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 1994:

       Equipment                                 $7,616
       Less accumulated depreciation                528
                                                 ------

                                                 $7,088
                                                 ======

NOTE 3.  INCOME TAXES

The provision for income taxes consists of deferred taxes of $338. Deferred tax liability consists of $338 which is attributable to the property and equipment book basis exceeding their tax basis by the cumulative amount of accelerated depreciation deductions for tax purposes.

For the year ended December 31, 1994, the Company incurred a net operating loss carryforward of approximately $148,000 which will expire in 2009. Under federal tax law, certain changes in ownership of the Company may operate to restrict future utilization of any net operating loss carryforwards. The extent and timing of the restrictions are not currently determinable. No provision for federal income taxes has been included in the accompanying financial statements with respect to the net operating loss carryforward.

NOTE 4.  LEASING ARRANGEMENT

The Company conducts its operations in Orlando under a 2-year operating lease agreement which expires in September 1996.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 1994:

       Year Ending
       December 31                                Amount
       -----------                               -------
         1995                                    $19,996
         1996                                     13,312
                                                 -------
                                                 $33,308
                                                 =======

                             TELCOM NETWORK, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)



NOTE 5. SUBSEQUENT EVENT

On July 7, 1995, the Company completed the sale of the Company's stock to a company (the purchaser) which invests and purchases various business which its management believes has a potential for profit and growth for $50,000 and a number of shares of the purchaser's class B restricted preferred stock which is dependent upon future performance. In addition, the purchaser agreed to provide working capital during 1995.

NOTE 6. REDEEMABLE, CONVERTIBLE PREFERRED STOCK

The Company has authorized 250,000 shares of redeemable, convertible preferred stock with a par value of $2.00 per share. At December 31, 1994, 163,750 shares were outstanding with annual redemption requirements of 50% of the Company's net income commencing July 1, 1995, until 100% of the redemption has occurred.

Upon redemption, each unit holder will be issued a convertible debenture of the purchaser with repayment scheduled quarterly over a period of 24 months, with the first payment occurring 90 days from the purchasing company's acquisition of the Company. The preferred stock holders will have the option of taking the quarterly return of capital payments plus interest or leaving them in the purchasing company with the principal and interest being converted to the purchaser's common stock in its planned secondary offering, which is estimated to be in the first quarter of 1996.

Should the preferred stockholder elect to cash out at the time of the secondary offering, he will receive a purchase warrant for 2,500 shares of the purchasing company's common stock at $1.50 per share for each share of the Company's preferred stock. If the debenture is converted to common stock, in lieu of cashing out, each preferred stockholder will receive in return for their initial investment of $25,000, that value in the purchasing company's common stock after the secondary offering. Additionally, each preferred stockholder who converts to the purchasing company's common stock will receive for each preferred stock certificate held 12,500 purchase warrants for the purchasing company's common stock at $1.50 per share.

Additionally, preferred stockholders who convert to the purchasing company's common stock will receive an additional option to purchase one-half percent of two officers employment agreement-based incentive Class B redeemable convertible stock distribution of the purchasing company for each preferred stock certificate held of the Company at the conversion price of $2.75 per common share.

                             TELCOM NETWORK, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7. CONTINGENT CLAIMS AGAINST SUPPLIER

The Company is currently evaluating possible claims it has against a supplier for breach of contract. The Company is contending the supplier breached their contract by failing to provision accounts for as long as six months, failing to bill on accounts that have been posted, failing to provide the Company with monthly billing statements on accounts and various other issues. This matter is in the preliminary stages and must be submitted to binding arbitration. The company has not engaged legal counsel regarding this possible claim. Because this matter is in the very preliminary stages, it is impossible to predict the probable outcome of these claims.

                                TELECOM NETWORK, INC.
                                   BALANCE SHEET
                                AS OF JUNE 30, 1995

ASSETS
Current Assets
 Cash                                                               $  16,795
 Accounts receivable, net of allowance for                          1,684,724
  doubtful accounts of $ 328,057                                    ---------

Total current assets                                                1,701,519
  Property and equipment, net of accumulated
    depreciation of $5,537                                             56,894
  Other assets                                                          1,475
                                                                    ---------
Total Assets                                                        1,759,888
                                                                    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities                                                 1,608,793
 Accounts Payable                                                     100,000
 Notes Payable                                                        -------
Total Current Liabilities                                           1,708,793
Other Liabilities                                                       6,301
                                                                      -------
Total Liabilities                                                   1,715,094
                                                                      -------
Shareholders' Equity
 Common stock, (No par value, 1,500 shares authorized,
       and no shares outstanding)                                        --
       Redeemable, convertible preferred stock                        450,000
Retained Deficit                                                     <405,206>
                                                                      -------
Total shareholders' equity                                             44,794
                                                                     --------
Total Liabilities and Shareholders' Equity                        $ 1,759,888
                                                                   ==========
          Read accompanying notes.

                                 TELECOM NETWORK, INC.
                                   Income Statement
                               For the Six months ended,
                                   June 30, 1995

SALES REVENUE:
NET SALES                                                         $ 2,668,626

COST OF SALES                                                       2,274,860
                                                                    ---------
GROSS PROFIT                                                          393,766

OPERATING EXPENSES:
     Selling                                                           10,268
     General and Administrative                                       554,318
     Depreciation                                                       5,009
                                                                     ---------
     Total Operating Expenses                                         569,595
                                                                     ---------
Loss From Operations                                                 (175,829)
                                                                      --------
Other income (expense)                                                  1,114
                                                                      --------
Net Loss                                                          $  (174,715)
                                                                     =========
Read accompanying notes.

                                  TELECOM NETWORK, INC.
                                 Statement of Cash Flows
                                For the Six months ended,
                                     June 30, 1995

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                                       $  (174,715)
     Adjustments to reconcile net income to net cash
       used in operating activities:
         Deferred Income Tax
         Depreciation                                                     5,009
    (Increase) Decrease in:
         Accounts Receivable, net                                    (1,035,590)
         Other Assets                                                      (975)
    (Increase) Decrease in:
         Due to other officers                                           (5,001)
         Accounts Payable                                               950,325
                                                                         -------
             Net cash used in operating activities                     (260,947)


CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                                (54,816)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Cash from issuance of preferred stock                              122,500
     Cash from issuance of notes                                        100,000
                                                                         -------

             Net cash provided by investing and financing activities    167,684
                                                                         -------
             Net decrease in cash                                       (93,263)

Cash and cash equivalents at beginning of year                          110,058
                                                                         -------
Cash and cash equivalents at the end of the year                      $  16,795
                                                                        ========
         Read accompanying notes.
</R

TELECOM NETWORK, INC.
NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
JUNE 30, 1995

NOTE 1 - The unaudited balance sheet at June 30, 1995 and the unaudited statements of operations and cash flows for the six months ended June 30, 1995 have been prepared in accordance with generally accepted accounting principals for interim financial information.
Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principals for complete financial statements. In the opinion of management, all adjustments, consisting of normal and recurring accruals considered necessary for a fair presentation have been included. Results of operations for the six months ended June 30, 1995 are not necessarily indicative of the results for the full fiscal year.

NOTE 2 - In connection with and as a result of the acquisition of the Company by Systems Communications, Inc., Systems Communications, Inc. has advanced $100,000 to the Company for working capital. These advances are included in notes payable in the accompanying balance sheet.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL
DISCLOSURE.

     Management concluded that it should engage a Big Six accounting firm to audit the Company's financial statements for the year ended December 31, 1995. On January 9, 1996, senior management approved the engagement of Ernst & Young LLP as the Company's independent auditors for the fiscal year ended December 31, 1995 to replace Lovelace, Roby & Company, P.A. and Lovelace, Roby & Company, P.A. was dismissed as the
Company's auditors.   The decision to change accountants was a senior
management decision and was not recommended or approved by the Board of Directors.

     The reports of Lovelace, Roby & Company, P.A. on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. The reports of Lovelace, Roby & Company, P.A. included an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 1994, and in the subsequent interim period, there were no disagreements with Lovelace, Roby & Company, P.A. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Lovelace, Roby & Company, P.A., would have caused Lovelace, Roby & Company, P.A. to make reference to the matter in their report.

     The Company has requested Lovelace, Roby & Company, P.A. to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated July 20, 1996 is filed as Exhibit 16 to this Form 10.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Index to Financial Statements       Item 13

(b) Index to Exhibits
   (3)(i) *Articles of Incorporation, as amended
      (ii) *By-laws, as amended
    p (4) *   Convertible Debentures
          1. Convertible Debenture Note, dated December 5, 1995, between the Company and Telcom United North, Inc.
          2. Convertible Debenture Note, dated December 5, 1995, between the Company and Donald T. McAllister, M.D
          3.  Convertible Debenture Note, dated December 5, 1995,
              between the Company and David Fisk.
          4.  Convertible Debenture Note, dated December 5, 1995,
              between the Company and Leonard F. D'Innocenzo
          5.  Convertible Debenture Note, dated December 5, 1995,
              between the Company and Dean Charles Colantino
          6.  Convertible Debenture Note, dated December 5, 1995,
              between the Company and Donald P. Dugan.
          7.  Convertible Debenture Note, dated December 5, 1995,
              between the Company and Comgi Retirement Trust,
              John R. Lang, M.D./Sharon B. Lang: Trustees
          8.  Convertible Debenture Note, dated December 5, 1995,
              between the Company and John R. Lang, M.D./Sharon
              B. Lang.
          9.  Convertible Debenture Note, dated December 5, 1995,
              between the Company and Dale D. Higgins
         10. Convertible Debenture Note dated December 5, 1995,
              between the Company and R. Thomas Jannarone.
    p (10)*Material Contracts
       1.  Ameristar Stock Acquisition Agreement
       2.  HMT Stock Purchase Agreement (March 12, 1996)
       3.  NSC Agreement to Exchange Stock (August 24, 1995)
       4.  NSC Restated Agreement to Exchange Stock (October 13, 1995)
       5. NSC Assignment and Amendment of Restated Agreement to Exchange Stock (October 20, 1995)
       6.  Telcom Restated Stock Purchase Agreement (June 16, 1995)
       7.  Employment Contracts
           (a)  Robert L. Alexander
           (b)  Russell H. Armstrong
           (c)  Edwin B. Salmon

          (d)  Stephen E. Williams
          (e)  Mark Woodward
          (f)  John D. Looney
          (g)  John A. Paolicelli
          (h)  James L. Tolley
          (i)  David J. Olivet
       8. HMT Trademark Registration for "RETURN" Software Program (December 8, 1992)
       9. HMT - Medicode Value-Added Reseller Software Development,
          Marketing, and Maintenance Agreement (March 9, 1995)
      10. NSC Cooperative Research and Development Agreement Between
          NSC and the U.S. Army (June 2, 1994)
      11. Services and Marketing Agreement By and Among GE Capital Communication Services Corporation and Telcom (March 31,1995)
      12. Joint Venture Agreement Between Universal Network
          Services, Inc. and Telcom (February 13, 1995).
      13. Comstar Acquisition Agreement
      14. Coast Communications Acquisition Agreement
      15. Teaming Agreement with Health Management Systems, Inc.
      16. Authorized sales agent agreement between MCI
          Telecommunications Corporation and Ameristar, dated June 12, 1995
      17. Zero Plus-Zero Minus billing and information management agreement between Zero Plus Dialing, Inc. and Ameristar, dated May 16, 1996
      18. Telecommunications Agreement between U.S. Long Distance,
          Inc. and Ameristar
      19. Tri-Party Agreement among Ameristar, U.S. Long Distance,
          Inc. and Zero Plus Dialing, Inc.
      20. Telephone Agreement between Ameristar and U.S. Long
          Distance, Inc., dated July 10, 1996
      21. License Agreement between Ameristar and VCA Pictures,dated February 13, 1996
      22. Agreement between Ameristar and United International
          Pictures, dated April 1, 1996
      23. Marketing Agreement, dated October 2, 1995, between
          Ameristar and U.S. Osiris Corporation
      24. Operator Service Agreement dated April 15, 1995, between
          Opticom and Ameristar
      25. Mitel OSS Servicing Agreement, dated September 1, 1993 between MasterCorp, Inc. and Ameristar
      26. Telecommunications Agreement, dated January 15, 1996 between Long Distance Exchange Corp. and Ameristar
     27. Agreement, dated January 1995, between LDOS
         Communications, Inc. and Ameristar
     28. Agreement, dated February 28, 1994, between L.D.
         Communications, Inc. and Ameristar
     29. Contract Operator Services Agreement for Public Pay Phones and Letters of Agency, dated January 7, 1992, between Fone America, Inc. and Ameristar
     30. Payphone Aggregator Agreement, dated July 22, 1993, between Communication TeleSystems International and
         Ameristar
     31. Operator Service Agreements between Capital Network
         System, Inc. and Ameristar
     32. Agreements between Ameristar Network Exchange, Inc. and
         Ameristar
     33. Agreement dated November 11, 1991 between Ameristar and
         Access Telecommunications, Inc.
     34. Agreement dated September 16, 1991 between Conquest
         Operator Services Corporation and Ameristar
(16) * Letter re change in certifying accountant p (21) * List of Subsidiaries of Registrant

(27.1)*  Financial Data Schedule (Year end December 31, 1995)

(27.2)*  Financial Data Schedule (Six months ended June 30, 1996)

*  Documents previously filed

                                SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, SCI has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMS COMMUNICATIONS, INC.                  Date: November 12,1996


By /s/ EDWIN B. SALMON, JR.           By   /s/ ROBERT A. THOMPSON
  -----------------------------        ---------------------------------
  EDWIN B. SALMON, JR.                 ROBERT A. THOMPSON
  Chairman of the Board of Directors   Chief Financial Officer


By /s/ STEPHEN E. WILLIAMS            By   /s/ ROBERT L. ALEXANDER
  ----------------------------         ---------------------------------
  STEPHEN E. WILLIAMS                  ROBERT L. ALEXANDER
  Chief Executive Officer              Chief Operating Officer



By /s/ DAVID OLIVET                   By   /s/ STEPHEN E. WILLIAMS
  ----------------------------         ---------------------------------
  DAVID OLIVET                         STEPHEN E. WILLIAMS
  Director                             Director


By /s/ RUSSELL H. ARMSTRONG           By   /s/ MARK WOODWARD
  ----------------------------         ---------------------------------
  RUSSELL H. ARMSTRONG                 MARK WOODWARD
  Director                             Director


By /s/ EDWIN B. SALMON, JR.
  ----------------------------
  EDWIN B. SALMON, JR.
  Director